SKYWORKS™



BREAKTHROUGH SIMPLICITY



Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report

**About Skyworks Solutions, Inc.**

Skyworks Solutions is the industry's leading wireless semiconductor company focused on radio frequency and complete cellular system solutions for mobile communications applications. The company provides front-end modules, RF subsystems and cellular systems to handset, wireless LAN and infrastructure customers.

Skyworks is headquartered in Woburn, Massachusetts with executive offices in Irvine, California. The company has design, engineering, manufacturing, marketing, sales and service facilities throughout North America, Europe, Japan, Korea, Taiwan, China and India.

SKYWORKS™

DEAR STOCKHOLDER,

Skyworks' first full year was a period of substantial progress.

During fiscal 2003 we generated revenues of $618 million, up from combined company revenues of $543 million in the prior year. Even more noteworthy, pro forma operating income was $3 million for the year compared to a $72 million loss in fiscal 2002*. This dramatic improvement exemplifies the hard work our employee teams invested in refining our product portfolio, while streamlining our organization and operating model to better serve our customers.

Our strategy is quite simple and straightforward: to grow significantly faster than the overall wireless semiconductor market by offering innovative solutions and higher levels of product integration that reduce our customers' bill of materials and time-to-market. We believe our close relationships with *all* leading OEMs and emerging ODMs, product breadth, research and development scale and low product cost structure are differentiators and the primary means to achieving this end.

By exploiting these advantages, we demonstrated significant product traction throughout fiscal 2003. We unveiled the industry's smallest GSM and CDMA power amplifier modules to further our market leading position and introduced complete front-end modules in form factors 40% smaller than existing implementations. Meanwhile, our launch of the world's first single-chip GPRS DCR™ transceiver solution yielded a 10-fold increase in shipments from 2 million units in fiscal 2002 to over 20 million units last fiscal year. Building on this success, we captured several key design wins with our next generation EDGE RF Subsystem while our Single Package Radio™ solution successfully passed field type approval ahead of schedule. Representing a fusion of Skyworks' core capabilities, our SPR™ solution is a complete radio in a single package, saving our customers board space, costs associated with procuring discrete components from multiple suppliers and, most importantly, time-to-market.

During the year, we also launched our Pegasus™ GPRS cellular system platform, incorporating all of the required semiconductor and software content necessary to build a wireless terminal. Truly embodying *breakthrough simplicity* and based on our portfolio of field-proven components, Skyworks has the unique ability to enable customers to move from concept to volume handset production in a matter of just months. For instance, we ramped at Samsung, enabling models targeting Europe, Russia, Southeast Asia, South Africa and the Middle East, and launched multiple platforms at Vitelcom as they support Telefonica subscribers in Europe and Latin America. We also support the majority of China's local suppliers with our system solution, providing a substantial opportunity as their government mandates that an increasing number of cellular phones originate domestically.

**Please see the table on page A-1 for a full reconciliation of these non-GAAP financial measures to GAAP.*

We are also quite excited about wireless LAN and its promise of ubiquitous, high-speed Internet access without wires. Exiting the year, we celebrated shipment of our 75 millionth switch and control solution for 802.11 applications and captured several significant design wins with the world's first fully integrated front-end modules for wireless networking. Much like our handset integration strategy, we're combining our leading power amplifiers, switches and filter functions into a single low-cost package to reduce our customers' overall system cost, while simultaneously increasing our addressable semiconductor content. We look forward to this particular product area driving significant volumes in fiscal 2004.

From a financial perspective, we retired the short-term note related to our acquisition of the Mexicali, Mexico assembly and test facility, established a credit facility and raised $102 million through an equity transaction. The net effect was an improvement from $53 million of cash exiting last fiscal year to $171 million at the end of fiscal 2003.

In summary, we closed fiscal 2003 in a strong position. We streamlined and focused our organization, achieved operating profitability, enhanced our product pipeline and strengthened our balance sheet, all positioning us to realize our vision of becoming the premier supplier of wireless semiconductor solutions. We would like to thank you, our stockholders, as well as our customers and employees, for your continued support. Our prospects have never been brighter and we look forward to sharing Skyworks' achievements with you as the year progresses.

David J. Aldrich
President and Chief Executive Officer



SKYWORKS
BREAKTHROUGH SIMPLICITY

February 2, 2004

Dear Stockholder:

I am pleased to invite you to attend the 2004 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m. Eastern Standard Time on Tuesday, March 30, 2004, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your attending either in person or by proxy. Details regarding admission to the Annual Meeting and the business to be conducted at the Annual Meeting are included in the attached Notice of Annual Meeting and Proxy Statement. Stockholders may also access the Notice of Annual Meeting and the Proxy Statement via the Internet on the company's website at http://www.skyworksinc.com.

Enclosed in this package is a proxy card for you to record your vote and a return envelope for your proxy card. Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope that you will vote as soon as possible. You may vote via the Internet, by telephone or by completing and mailing the enclosed proxy card. Voting via the Internet, by telephone or by written proxy will ensure your representation at the Annual Meeting, if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

If you plan to attend the Annual Meeting, please check the box on your proxy card indicating your desire to attend or indicate your intention to attend when voting by telephone or via the Internet, and save the admission ticket attached to your proxy.

Sincerely yours,

Dwight W. Decker

Dwight W. Decker
Chairman of the Board

# SKYWORKS SOLUTIONS, INC.

**20 Sylvan Road**
**Woburn, MA 01801**
**(781) 376-3000**

**5221 California Avenue**
**Irvine, CA 92612**
**(949) 231-3000**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 30, 2004

To the Stockholders of Skyworks Solutions, Inc.:

The 2004 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m. Eastern Standard Time on Tuesday, March 30, 2004, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To elect three members of the Board of Directors of the Company as Class II directors with terms expiring at the 2007 annual meeting of stockholders.

2. To ratify the selection of KPMG LLP as independent auditors for the Company for fiscal year 2004.

3. To transact such other business as may properly come before the 2004 Annual Meeting or any adjournment thereof.

Only stockholders of record at the close of business on January 30, 2004, are entitled to notice of and to vote at the Annual Meeting. All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on your proxy card. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy, voted by telephone or via the Internet.

By Order of the Board of Directors,

DANIEL N. YANNUZZI
*Vice President and Assistant Secretary*

Irvine, California
February 2, 2004

# SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92612
(949) 231-3000

## PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation (the "Company" or "Skyworks"), for use at the Company's annual meeting of stockholders to be held on Tuesday, March 30, 2004, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts or at any adjournments thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 3, 2003, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are expected to be mailed to stockholders on or about February 9, 2004.

Only stockholders of record at the close of business on January 30, 2004 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 149,083,148 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' Certificate of Incorporation and By-Laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on any proposal or matter considered at the Annual Meeting. As a stockholder, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card or voted by telephone or via the Internet. If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, at or before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the outstanding common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" will be counted as present or represented for purposes of determining the presence or absence of a quorum for the Annual Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

In the election of directors, the nominees receiving a plurality of the votes of the shares present or represented and entitled to vote at the Annual Meeting shall be elected as directors. On all other matters being submitted to stockholders, an affirmative vote of a majority of the shares present or represented and voting on each such matter is required for approval. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately.

Abstentions and broker "non-votes" will be counted toward establishment of the required quorum, but will not be counted for any purpose in determining whether a matter has been approved.

The persons named as attorneys-in-fact in the proxies, David J. Aldrich and Paul E. Vincent, were selected by the Board of Directors and are officers of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the nominees to the Board of Directors and FOR ratifying the selection of KPMG LLP, independent public accountants, as auditors of the Company for the 2004 fiscal year.

If you plan to attend the Annual Meeting please be sure to check the box on your proxy card indicating your desire to attend and save the admission ticket attached to your proxy (the top portion); or, indicate your desire to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to indicate such desire by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are not registered in your own name, in addition to bringing your admission ticket, you should contact your broker or agent in whose name your shares are registered to obtain a broker's proxy and bring that to the Annual Meeting in order to vote.

In order to reduce printing and postage costs, American Stock Transfer and Trust Company ("AST&T") has undertaken an effort to deliver only one Annual Report and one Proxy Statement to multiple stockholders sharing an address. This delivery method, called "householding," is not being used, however, if AST&T has received contrary instructions from one or more of the stockholders sharing an address. If your household has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to any stockholder who sends a written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92612, Attention: Investor Relations. You can also notify AST&T that you would like to receive separate copies of our Annual Report and Proxy Statement in the future by contacting AST&T at 800-937-5449 or via its website at http://www.amstock.com. Even if your household has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed self-addressed envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by completing the enclosed consent, if applicable, or writing or calling AST&T directly at 800-937-5449.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive a proxy card for the Skyworks shares you own through the 401(k) Plan. That proxy card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of January 20, 2004, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of January 20, 2004; (ii) the Named Executives (as defined herein under the heading "Compensation of Executive Officers"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). As of January 20, 2004, there were 148,987,299 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that will be subject to stock options held by that person that are currently exercisable or that will become exercisable within 60 days of January 20, 2004, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

| Names and Addresses of Beneficial Owners(1) | Number of Shares Beneficially Owned(2) | Percent of Class |
|---|---|---|
| David J. Aldrich | 546,331(3) | (*) |
| Kevin D. Barber | 107,909(3)(4) | (*) |
| Donald R. Beall | 493,922(4)(5) | (*) |
| Moiz M. Beguwala | 358,050(4) | (*) |
| Dwight W. Decker | 1,361,407(4) | (*) |
| Timothy R. Furey | 105,750 | (*) |
| Liam K. Griffin | 77,901(3) | (*) |
| Balakrishnan S. Iyer | 361,822(4) | (*) |
| Allan M. Kline | 5,000 | (*) |
| Thomas C. Leonard | 80,307(3)(6) | (*) |
| George M. LeVan | 92,104(3) | (*) |
| David J. McLachlan | 58,850(2) | (*) |
| Paul E. Vincent(7) | 236,331(3) | (*) |
| All directors and executive officers as a group | 3,885,684(3)(4)(5) | 2.61% |

* Less than 1%

(1) Each person's address is the address of the Company. Unless otherwise noted, stockholders have sole voting and investment power with respect to shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within 60 days of January 20, 2004 (the "Current Options"), as follows: Aldrich - 491,250 shares under Current Options; Barber - 103,219 shares under Current Options; Beall - 267,995 shares under Current Options; Beguwala - 346,010 shares under Current Options; Decker - 1,310,277 shares under Current Options; Furey - 105,750 shares under Current Options; Griffin - 75,000 shares under Current Options; Iyer - 355,687 shares under Current Options; Leonard - 33,750 shares under Current Options; LeVan - 80,001 shares under Current Options; McLachlan - 56,250 shares under Current Options; Vincent - 160,500 shares under Current Options; all directors and executive officers as a group - 3,385,689 shares under Current Options.

(3) Includes shares held in the Company's 401(k) savings plan.

(4) Includes shares held in savings plan(s) of Conexant Systems, Inc., and/or Rockwell Automation, Inc., resulting from the distribution of Skyworks' shares for shares of Conexant Systems, Inc. held in those

plans in connection with the merger of the wireless communications business of Conexant Systems, Inc. with Skyworks on June 25, 2002.

(5) Excludes 3,510 shares of Company common stock, and 101,151 shares of Company common stock subject to stock options that are currently exercisable, held in trust for the benefit of third parties, all of which Mr. Beall disclaims beneficial ownership.

(6) Excludes 1,179 shares of Company common stock held in trust for the benefit of third parties, all of which Mr. Leonard disclaims beneficial ownership.

(7) Mr. Vincent was the Chief Financial Officer and an executive officer through January 4, 2004. He has been succeeded by Mr. Allan M. Kline as Chief Financial Officer, effective January 5, 2004.

## PROPOSALS TO BE VOTED

## PROPOSAL 1

## ELECTION OF DIRECTORS

The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the authorized number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and has been duly qualified or until his earlier death, resignation or removal.

The Board of Directors currently comprises nine members. The ninth member, added to fill an existing vacancy, is Kevin L. Beebe. Mr. Beebe was recommended for the Board of Director's selection by our Nominating and Corporate Governance Committee, which is comprised solely of independent directors within the meaning of the applicable listing standards of The Nasdaq Stock Market (the "NASD Rules"), and he was appointed by the full Board of Directors on January 26, 2004.

Messrs. Beebe, Furey and McLachlan are nominated for election as Class II directors to hold office until the 2007 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. The nominees have not been nominated pursuant to any arrangement or understanding with any person. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the three nominees. Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person or for fixing the number of directors at a lesser number.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW**

At least a majority of the members of the Board of Directors of Skyworks must be independent directors within the meaning of the applicable NASD Rules by our 2005 annual meeting of stockholders. The Company expects to have a majority of independent directors on its Board of Directors by the deadline mandated under the NASD Rules. In connection with these compliance efforts, the Company currently expects that one or more non-independent directors will resign from our Board of Directors prior to the 2005 annual meeting of stockholders. Accordingly, the Board of Directors has unanimously determined to reclassify certain directors to avoid the potential re-election at the 2004 Annual Meeting of any non-independent directors who may resign in the coming year as additional independent directors are elected to the Board of Directors. The Board of Directors, as reclassified, is set forth below.

The following table sets forth the nominees to be elected at the Annual Meeting and, for each director whose term of office will extend beyond the Annual Meeting, the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director:

| Nominee's or Director's Name and Year He or She First Became a Director | Position(s) with the Company | Year Term Will Expire | Class of Director |
|---|---|---|---|
| **Nominees:** | | | |
| Kevin L. Beebe (2004)(1)(2)(3) | Non-Employee Director | 2007 | II |
| Timothy R. Furey (1998)(1)(2)(3) | Non-Employee Director | 2007 | II |
| David J. McLachlan (2000)(1)(2)(3) | Non-Employee Director | 2007 | II |
| **Continuing Directors:** | | | |
| Donald R. Beall (2002) | Non-Employee Director | 2006 | I |
| Balakrishnan S. Iyer (2002) | Non-Employee Director | 2006 | I |
| Thomas C. Leonard (1996) | Non-Employee Director | 2006 | I |
| David J. Aldrich (2000) | President, Chief Executive Officer and Director | 2005 | III |
| Moiz M. Beguwala (2002) | Non-Employee Director | 2005 | III |
| Dwight W. Decker (2002) | Non-Employee Director and Chairman of the Board | 2005 | III |

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

## DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director of the Company and the current executive officers of the Company, their ages and present positions with the Company:

| Name | Age | Title |
|---|---|---|
| Dwight W. Decker | 53 | Chairman of the Board |
| David J. Aldrich | 47 | President, Chief Executive Officer and Director |
| Allan M. Kline | 58 | Vice President and Chief Financial Officer |
| Kevin D. Barber | 43 | Senior Vice President, RF Solutions |
| Liam K. Griffin | 37 | Vice President, Sales and Marketing |
| George M. LeVan | 58 | Vice President, Human Resources |
| Donald R. Beall | 65 | Director |
| Kevin L. Beebe | 44 | Director |
| Moiz M. Beguwala | 57 | Director |
| Timothy R. Furey | 45 | Director |
| Balakrishnan S. Iyer | 47 | Director |
| Thomas C. Leonard | 69 | Director |
| David J. McLachlan | 65 | Director |

*Dwight W. Decker*, age 53, has been Chairman of the Board since June 2002. Dr. Decker has also served as Chairman of the Board and Chief Executive Officer of Conexant Systems, Inc. (a broadband communication semiconductor company) since November 1998 and has served as a director since 1996. He served as Senior Vice President of Rockwell International Corporation (now, Rockwell Automation, Inc.) (electronic controls and communications); President, Rockwell Semiconductor Systems (now Conexant) from July 1998 to December 1998; Senior Vice President of Rockwell; and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is also a director of Mindspeed Technologies, Inc. (networking infrastructure semiconductors), Pacific Mutual Holding Company (life insurance) and Jazz Semiconductor, Inc. (semiconductor wafer foundry). He is also a director or member of numerous professional and civic organizations.

*David J. Aldrich*, age 47, has served as Chief Executive Officer, President and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined us in 1995 as our Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc., a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions, including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division.

*Allan M. Kline*, age 58, has been Vice President and Chief Financial Officer since January 2004. Previously, he was Chief Financial Officer of Fibermark, Inc., a producer of specialty fiber based materials in 2003. Prior to this, Mr. Kline served as Chief Financial Officer for Acterna Corporation, a global communications test and management company from 1996 to 2002, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on May 6, 2003. He has also served as Chief Financial Officer for CrossComm Corp., a provider of internetworking systems from 1995 to 1996 and for Cabot Safety Corporation, a subsidiary of Cabot Corporation, a basic materials manufacturer from 1990 to 1994. Mr. Kline was also a Vice President at O'Connor, Wright Wyman, Inc., an M&A advisory firm from 2002 to 2003, and served on the Board of Directors of Acterna and CrossComm as well as the Massachusetts Telecommunications Council. He began his career at Arthur Young & Co. in 1969, where he was a partner for six years.

*Kevin D. Barber*, age 43, has served as Senior Vice President and General Manager of RF Solutions since September 2003. Mr. Barber served as Senior Vice President, Operations from June 2002 to September 2003; Senior Vice President, Operations of Conexant Systems, Inc. (broadband communication semiconductors) from February 2001 to June 2002; Vice President, Internal Manufacturing from August 2000 to February 2001; Vice President, Device Manufacturing from March 1999 to August 2000; Vice President, Strategic Sourcing from November 1998 to March 1999; and Director, Material Sourcing of Rockwell Semiconductor Systems (now Conexant) from May 1997 to November 1998. Prior to this, Mr. Barber held various engineering and operational roles at Rockwell Semiconductor Systems since April 1984.

*Liam K. Griffin*, age 37, has served as Vice President, Sales and Marketing since August 2001. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems.

*George M. LeVan*, age 58, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed our human resource department since joining us in 1982. Prior to 1982, he held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

*Donald R. Beall*, age 65, has been a director since June 2002. He retired from Rockwell International Corporation in 1998, after serving as Chairman, Chief Executive Officer or President for nearly 20 years. Mr. Beall is Chairman of the Executive Committee, and advisor to and a director of Rockwell Collins, Inc. (avionics and communications). Mr. Beall is also a director of Conexant Systems, Inc., Mindspeed Technologies, Inc., Jazz Semiconductor, Inc. and CT Realty. He is a former director of The Procter & Gamble Company, Amoco Corporation, ArvinMeritor, Inc., Rockwell International Corporation and The Times Mirror Company. He is a trustee of California Institute of Technology, a member of various University of California, Irvine supporting organizations, and an overseer of the Hoover Institute at Stanford University. He is an investor, director, and/or advisor with several venture capital groups, private companies and investment partnerships.

*Kevin L. Beebe*, age 44, has been a director since January 2004. He has been Group President of Operations at ALLTEL Corporation, a telecommunications services company, since 1998. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360 Corporation, a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager.

*Moiz M. Beguwala*, age 57, has been a director since June 2002. He is an executive employee of Conexant Systems, Inc. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998.

*Timothy R. Furey*, age 45, has been a director since 1998. He has been Chief Executive Officer of MarketBridge, a privately-owned sales and marketing strategy and technology professional services firm, since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

*Balakrishnan S. Iyer*, age 47, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from December 1998 to June 2003, and as a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Invitrogen Corporation and QLogic Corporation.

*Thomas C. Leonard*, age 69, has been a director since August 1996. From April 2000 until June 2002 he served as Chairman of the Board. From September 1999 to April 2000, he served as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined us in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over thirty years' experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

*David J. McLachlan*, age 65, has been a director since 2000. He also was the Executive Vice President and Chief Financial Officer of Genzyme Corporation, a biotechnology company, from 1989 to 1999. Mr. McLachlan is currently a senior adviser to Genzyme's Chairman and Chief Executive Officer. Prior to joining Genzyme, Mr. McLachlan served as Vice President, Finance of Adams-Russell Company, an electronic component supplier and cable television franchise owner. Mr. McLachlan also serves on the Boards of Directors of Dyax Corporation, a biotechnology company, and HearUSA, Ltd., a hearing care services company.

As part of the terms of the merger of Alpha Industries, Inc. ("Alpha") with the wireless business of Conexant Systems, Inc. ("Conexant"), four designees of Conexant — Donald R. Beall, Moiz M. Beguwala, Dwight W. Decker and Balakrishnan S. Iyer — were appointed to the Skyworks Board of Directors, joining four members who had been serving on the Board of Directors having been previously elected by the stockholders of Alpha. Each of the four Conexant designees to the Board of Directors continues to have a business relationship with Conexant. Mr. Decker currently serves as the Chief Executive Officer, as well as the Chairman of the Board, of Conexant. Mr. Iyer currently serves as a non-employee director of Conexant and recently retired as Conexant's Chief Financial Officer. Mr. Beguwala is a current employee, as well as a former executive officer, of Conexant. Mr. Beall is a non-employee director of Conexant. Conexant has made, during our last full fiscal year, and proposes to make during our current fiscal year, payments to us for services in excess of five percent of our consolidated gross revenues for our last full fiscal year, and in excess of five percent of Conexant's consolidated gross revenues for its last full fiscal year. These payments are in respect of goods and/or services provided as described in this Proxy Statement under the heading "Certain Business Relationships and Related Transactions."

## CORPORATE GOVERNANCE

*Board of Director and Stockholder Meetings:* The Board of Directors met seven times during the fiscal year ended October 3, 2003 ("fiscal year 2003"). All directors attended at least 75% of the Board of Directors meetings and assigned committee meetings in fiscal year 2003. While the Company encourages all members of the Board of Directors to attend the Annual Meeting, there is no formal policy as to their attendance at each of the annual meetings of stockholders. Beginning after this Annual Meeting, the Company anticipates that a meeting of the Board of Directors will be held on the same date as the annual stockholder meeting and, accordingly, directors will be expected to be present at such stockholder meetings. A majority of the members of the Board of Directors attended the 2003 annual meeting of stockholders.

*Board of Director Independence:* Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASD Rules and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which the Company's board members are directors or executive officers. After evaluating these factors the Board of Directors has determined that Kevin L. Beebe, Timothy R. Furey, and David J. McLachlan, are independent directors of the Company within the meaning of applicable NASD Rules.

Independent members of the Board of Directors of the Company meet in executive session without management present, and are scheduled to do so at least two times per year. The Board of Directors has designated Timothy R. Furey as the presiding director for these meetings.

*Stockholder Communications:* Our stockholders may communicate directly with the members of the Board of Directors or the individual chairman of standing Board of Directors committees by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate office that is sent directly to an individual unless the Company believes the communication may pose a security risk.

*Codes of Ethics:* The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, and a Code of Ethics For Principal Financial Officers. Links to these codes of ethics are on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

## COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Board of Directors has determined that all of the directors who serve on these committees, are independent within the meaning of applicable NASD Rules and Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

The Board of Directors has adopted a charter for each of the three standing committees. Links to these committee charters are on the Investor Relations portion our website at: http://www.skyworksinc.com.

*Audit Committee:* The members of the Audit Committee are Mr. McLachlan, who serves as the chairman, and Messrs. Beebe and Furey. Each of the members of the committee are independent within the meaning of applicable NASD Rules. The Board of Directors has determined that the Chairman of the Audit Committee, Mr. McLachlan, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

The Audit Committee has oversight responsibility for the quality and integrity of Skyworks' financial statements. The committee meets privately with the independent auditors, has the sole authority to retain and dismiss the independent auditors and reviews their performance and independence from management. The independent auditors have unrestricted access and report directly to the committee. The Audit Committee met nine times during fiscal year 2003. The primary functions of the Audit Committee are to oversee: (i) the audit of the financial statements of the Company provided to the SEC, the Corporation's stockholders and to the general public; (ii) the Corporation's internal financial and accounting processes; and (iii) the independent audit process. Additionally, the Audit Committee has responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4), and (5) under the Exchange Act. These and other aspects of the Audit Committee's authority are more particularly described in the Audit Committee Charter adopted by the Board of Directors in September 2002, filed with last year's Proxy Statement and available on the Investor Relations portion our website at: http://www.skyworksinc.com.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent auditor, KPMG, LLP. The policy requires that all services to be provided by KPMG, LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee approved all audit and non-audit services provided by KPMG, LLP during fiscal year 2003.

*Compensation Committee:* The members of the Compensation Committee are Mr. Furey, who serves as the chairman, and Messrs. Beebe and McLachlan each of whom are non-employee directors and are also independent within the meaning of NASD Rules. The Compensation Committee met three times during fiscal year 2003. The functions of the Compensation Committee include making recommendations to the Board of Directors concerning compensation, including incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' stock option plans.

*Nominating and Corporate Governance Committee:* In November 2003 the Board of Directors renamed and reconstituted its Nominating Committee as a fully independent Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee, all of whom are independent within the meaning of the applicable NASD Rules, are Mr. Furey, who serves as the chairman, and Messrs. Beebe and McLachlan. The prior Nominating Committee held no meetings in fiscal year 2003. The reconstituted Nominating and Corporate Governance Committee held three formal meetings since its inception and several informal meetings to discuss its charter and board composition.

The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or reelection to the Board of Directors and its committees, including those recommendations submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies.

It is a policy of the Nominating and Corporate Governance Committee that candidates for director possess the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and have skills and expertise appropriate for the Company and serving the long-term interest of the Company's stockholders. The committee's process for identifying and evaluating nominees is as follows: (1) in the case of incumbent directors whose terms of office are set to expire, the committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any related party transactions with the Company during the applicable time period; and (2) in the case of new director candidates, the committee first conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The committee meets to discuss and consider such candidates' qualifications, including whether the nominee is independent for purposes of the NASD Rules, and then selects a candidate for recommendation to the Board of Directors by majority vote. In seeking potential nominees, the Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates, nor has the committee rejected a timely director nominee from a stockholder(s) holding more than 5% of the Company's voting stock.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by submitting a written recommendation to the committee in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the following information concerning each nominee must be timely submitted in accordance with the required procedures: (1) the nominee's name, age, business address, residence address, principal occupation or employment, the class and number of shares of the Company's capital stock the nominee beneficially owns and any other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder; and (2) as to the stockholder proposing such nominee, that stockholder's name and address, the class and number of shares of the Company's capital stock the stockholder beneficially owns, a description of all arrangements and understandings between the stockholder and the nominee or any other person (including their names) pursuant to which the nomination is made, a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person named in its notice and any other information relating to the stockholder that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder. The notice must also be accompanied by a written consent of the proposed nominee to being named as a nominee and to serve as a director if elected.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors comprises Messrs. Beebe, Furey and McLachlan. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company. No "compensation committee interlocks" existed during fiscal year 2003.

## PROPOSAL 2

## RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS OF THE COMPANY

The Audit Committee, subject to stockholder approval, has selected KPMG LLP as the Company's independent auditors for the current fiscal year ending October 1, 2004, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. KPMG LLP were the independent auditors for the Company for the fiscal year ended October 3, 2003, and have been the independent auditors for the Company's predecessor, Alpha Industries, Inc., since 1975. The firm is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. We are asking the stockholders to ratify the appointment of KPMG, LLP as the Company's independent auditors for the fiscal year 2004.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent public accountants is not required by the Company's By-Laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and our stockholders' best interests.

### AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2003 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2003.

| Fee Category | Fiscal Year 2003 | % of Total | Fiscal Year 2002 | % of Total |
|---|---|---|---|---|
| Audit Fees | $ 426,000 | 42% | $445,000 | 75% |
| Audit-Related Fees | $ 221,600 | 22% | $ 52,000 | 9% |
| Tax Fees | $ 160,100 | 16% | $ 93,000 | 16% |
| All Other Fees | $ 202,300 | 20% | $ — | 0% |
| **Total Fees** | $1,010,000 | 100% | $590,000 | 100% |

### FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION

KPMG LLP did not provide any services related to the financial information systems design and implementation during fiscal year 2003.

The affirmative vote of the holders of a majority of the shares represented and entitled to vote at the meeting will be required to ratify the selection of KPMG LLP as the Company's independent public accountants for the fiscal year ending October 1, 2004. Abstentions and broker "non-votes" will be counted toward a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS OF THE COMPANY**

## COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

*The following Report of the Compensation Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any filing under the Securities Act of 1933 (the "Securities Act") or the Exchange Act, except to the extent that Skyworks specifically incorporates it by reference into such filing.*

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASD Rules and non-employee directors within the meaning of Section 162 of the Internal Revenue Code and Rule 16b-3 under the Exchange Act, is responsible for determining the compensation to be paid to the Chief Executive Officer of Skyworks, each of the Company's executive officers, and any other officers or employees who report directly to the Chief Executive Officer (collectively, the "Senior Executives"). The committee approves and continually evaluates our compensation policies applicable to the Senior Executives, including the Chief Executive Officer, and reviews the performance of such Senior Executives. The committee strongly believes that executive compensation should be directly linked to continuous improvements in corporate performance and increases in stockholder value and its objectives are to provide: (1) levels of compensation that enable Skyworks to attract and retain key talent needed to obtain its business objectives; (2) variable compensation opportunities linked directly to Company performance; and (3) equity compensation opportunities that link executive compensation to stockholder value. The elements of compensation for the Senior Executives are base salary, short-term cash incentives, and long-term stock-based incentives.

Compensation for Skyworks' Senior Executives, including salary and short-term and long-term incentives, is established at levels intended to be competitive with the compensation of comparable executives in similar companies. The Compensation Committee periodically utilizes studies from independent compensation experts on executive compensation in comparable high technology and semiconductor companies. Based on these studies, the Compensation Committee establishes base salaries, incentive bonuses and long-term incentives so as to target the overall compensation at near the median of the range indicated by the studies. In establishing individual compensation, the Compensation Committee considers the individual experience and performance of the executive, as well as the performance of Skyworks. The Chief Executive Officer is not present during voting or deliberations of the Compensation Committee concerning his compensation. However, the Compensation Committee does consider the recommendations of the Chief Executive Officer regarding the compensation of the other Senior Executives.

Short-term incentive compensation for each Senior Executive is established annually by the Compensation Committee by tying a significant portion of each Senior Executive's total cash compensation to the accomplishment of specific financial objectives. The Compensation Committee established aggressive forward-looking incentive targets for Skyworks' Senior Executives for fiscal year 2003. Due to the challenging business environment in that time period, the Company did not achieve these targets. Consequently, no short-term incentive compensation was awarded to Skyworks' Senior Executives for fiscal year 2003.

The Compensation Committee provides our Senior Executives with long-term incentive compensation under Skyworks' long-term incentive plan (the "LTIP"). Under the LTIP, the Compensation Committee has, in the past, awarded nonqualified stock options, and incentive stock options. The committee is responsible for determining who should receive the grants, when the grants should be made, the exercise price per share and the number of shares to be granted. These grants are intended to tie the value of our Senior Executive's compensation to the long-term value of Skyworks' common stock. The stock options granted by the committee utilize vesting periods in order to encourage key employees to remain employed by Skyworks. The committee can also make restricted stock awards, which can be similarly beneficial to executives as the value of the award relates to stock price. For fiscal year 2003, no restricted stock awards were made to any Senior Executives.

Skyworks also permits Senior Executives and other employees to purchase Skyworks common stock at a discount through the Company's Employee Stock Purchase Plan. Skyworks' employees, including the Senior Executives, may also participate in the Company's 401(k) Plan, under which Skyworks' employer contribution has in recent years been made in the form of Skyworks common stock. The committee believes that these programs, along with stock options, provide our Senior Executives with the opportunity to acquire long-term stock ownership positions, and helps to align the executives' interests with stockholders' interests. The committee believes that this directly motivates Senior Executives to maximize long-term stockholder value.

A final component of executive compensation provides executives and other highly compensated employees with a means to defer recognition of income. Senior Executives designated by the Compensation Committee may participate in this Executive Compensation Plan, which is discussed under "Executive Compensation" in the Proxy Statement.

With regard to Mr. Aldrich, the Company's President and Chief Executive Officer, the Compensation Committee made an overall assessment of Mr. Aldrich's leadership in establishing and executing long-term and short-term strategic, operational and business goals for the Company. Additionally, as part of the review process, the Compensation Committee assessed Skyworks' financial and business results compared to other companies within the high-technology industry; Skyworks' financial performance relative to its financial performance in prior periods; Skyworks' market competitiveness as measured by new business creation and product generation; and the health of the Skyworks organization as measured by the ability to attract and retain key employees. As a result of this review, the Compensation Committee awarded a mix of base salary and bonus opportunity, along with an equity position to align Mr. Aldrich's compensation with the performance of Skyworks. The resulting total compensation package was in the middle range of those for chief executive officers running companies of comparable size and complexity according to studies prepared by independent compensation consultants. During fiscal year 2003, Mr. Aldrich received a base salary of $510,000. As a result of the challenging business environment that persisted during the last fiscal year, Skyworks did not exceed the performance targets that the Board of Directors had established in Mr. Aldrich's compensation plan, and no incentive bonus was awarded to Mr. Aldrich for fiscal year 2003.

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a publicly held corporation of compensation in excess of $1 million paid to certain of its executive officers. However, this deduction limitation does not apply to certain "qualified performance-based compensation" within the meaning of the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m), and it is the Compensation Committee's intention to structure executive compensation to minimize the application of the deduction limitations of Section 162(m) insofar as consistent with the Compensation Committee's overall compensation objectives.

Based on the recommendations of the Compensation Committee, Skyworks has entered into severance agreements with certain Senior Executives. Such agreements do not guarantee salary, position or benefits, but provide salary continuation and other benefits in the event of a termination after a change in control or certain other terminations, as described in this Proxy Statement under the heading "Severance Agreements.".

THE COMPENSATION COMMITTEE
Donald R. Beall(1)
Timothy R. Furey, *Chairman*
David J. McLachlan

---

(1) Mr. Beall was Chairman of the Compensation Committee during fiscal year 2003, the period covered by this report, but is no longer a member of such committee. Mr. Beebe became a member of the Compensation Committee upon his appointment to the Board of Directors in fiscal year 2004.

## REPORT OF THE AUDIT COMMITTEE

*The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that Skyworks specifically incorporates it by reference into such filing.*

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of three directors, each of whom is independent within the meaning of applicable NASD Rules. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The independent accountants are responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent auditors, to review and discuss the financial statements for the year ended October 3, 2003, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent auditors the matters required by Statement of Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee also received written disclosures and a letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm's independence vis-à-vis the Company.

Based upon the Audit Committee's discussions with management and the independent accountants, and the Audit Committee's review of the representations of management and the independent auditors, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended October 3, 2003, as filed with the SEC.

THE AUDIT COMMITTEE

Donald R. Beall(1)
Timothy R. Furey
David J. McLachlan, *Chairman*

---

(1) Mr. Beall was a member of the Audit Committee during fiscal year 2003, the period covered by this report, but is no longer a member of such committee. Mr. Beebe became a member of the Audit Committee upon his appointment to the Board of Directors in fiscal year 2004.

## COMPENSATION OF EXECUTIVE OFFICERS

The following table presents information about total compensation during the last three completed fiscal years for the Chief Executive Officer and the four next most highly compensated persons serving as executive officers during the year (the "Named Executives").

### SUMMARY COMPENSATION TABLE

| Name and Principal Position | Annual Compensation | | | Long-Term Compensation Awards | | |
|---|---|---|---|---|---|---|
| | Fiscal Year(1) | Salary | Bonus | Restricted Stock Awards(#) | Securities Underlying Option(#) | All Other Compensation(2) |
| David J. Aldrich .......... | 2003 | $480,000 | $ — | — | — | $ 9,548 |
| President and | 2002-S | $174,462 | $ — | — | 475,000 | $ — |
| Chief Executive Officer | 2002 | $351,154 | $ — | — | 160,000 | $ 8,922 |
| | 2001 | $336,615 | $ — | — | 150,000 | $ 8,550 |
| Kevin D. Barber........... | 2003(3) | $307,615 | $ — | — | — | $ 6,890 |
| Senior Vice President, | 2002(3) | $253,846 | $ — | — | 84,552 | $ 7,685 |
| RF Solutions | 2001(3) | $232,766 | $ 74,850 | — | 14,304 | $26,711(4) |
| Liam K. Griffin ........... | 2003 | $259,423 | $115,000(5) | — | — | $ 7,315 |
| Vice President, | 2002-S | $115,885 | $ — | — | 100,000 | $ — |
| Sales and Marketing | 2002 | $130,039 | $ 25,000(5) | — | 100,000 | $ 1,062 |
| George M. LeVan .......... | 2003 | $197,885 | $ — | — | — | $10,334 |
| Vice President, | 2002-S | $ 72,692 | $ — | — | 75,000 | $ 3,431 |
| Human Resources | 2002 | $144,807 | $ — | — | 25,000 | $ 6,878 |
| | 2001 | $129,038 | $ — | — | 18,467 | $12,432 |
| Paul E. Vincent(6) ......... | 2003 | $255,461 | $ — | — | — | $ 9,834 |
| Vice President and | 2002-S | $112,431 | $ — | — | 90,000 | $ — |
| Chief Financial Officer | 2002 | $226,385 | $ — | — | 50,000 | $ 8,956 |
| | 2001 | $217,462 | $ — | — | 60,000 | $ 9,681 |

(1) References to 2002-S refer to the period beginning March 29, 2002, and ending September 27, 2002. References to the Company's 2002 and 2001 fiscal years refer to the fiscal years of Alpha Industries, Inc. ended March 31, 2002, and April 1, 2001, respectively. In connection with the merger of the wireless communications business of Conexant Systems, Inc. (the "Washington Business") with Alpha Industries, Inc. on June 25, 2002 (the "Merger"), the Company changed its fiscal year-end from the Sunday closest to March 31 to the Friday closest to September 30.

(2) "All Other Compensation" includes service and short-term profit-sharing awards, the Company's contributions to the executive officer's 401(k) plan account (including contributions for the fourth quarter of each fiscal year, which were included in the year of accrual but not distributed until the subsequent fiscal year), and the cost of term life insurance premiums.

(3) Mr. Barber joined the Company as an executive officer in connection with the Merger on June 25, 2002. Prior to June 25, 2002, Mr. Barber was an executive officer of Washington/Mexicali. References to the fiscal year for Mr. Barber refer to the fiscal years of Skyworks ending October 3, 2003 and September 27, 2002, and the prior fiscal year of Washington/Mexicali ended September 2001. The reference to "Washington/Mexicali" refers to the Washington Business and Conexant's semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico and certain related operations, which Skyworks acquired from Conexant immediately following the Merger.

(4) Includes Washington/Mexicali's contributions to the executive officer's 401(k) and $21,154 cashout of accrued vacation.

(5) As incentives for joining the Company in July 2001, Mr. Griffin received a sign-on bonus of $25,000 and was guaranteed a one-time bonus of $115,000.

(6) Mr. Vincent was the Chief Financial Officer and an executive officer of the Company through January 4, 2004. He has been succeeded by Mr. Allan M. Kline, effective January 5, 2004.

The following tables provide information about stock options granted to and exercised by each of the Named Executives in fiscal year 2003, if any, and the value of options held by each at October 3, 2003.

## OPTION GRANTS IN LAST FISCAL YEAR

There were no stock option grants made to any of the Named Executives during fiscal year 2003.

## AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

| | Shares Acquired On Exercise(#) | Value Realized($) | Number of Securities Underlying Unexercised Options at October 3, 2003(#) | | Value of Unexercised In-The-Money Options at October 3, 2003($) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| David J. Aldrich | — | $ — | 472,500 | 516,500 | $921,036 | $1,091,250 |
| Kevin D. Barber | — | $ — | 103,219 | 68,095 | $ 90,938 | $ 272,813 |
| Liam K. Griffin | — | $ — | 75,000 | 125,000 | $ 60,625 | $ 181,875 |
| George M. LeVan | — | $ — | 80,001 | 79,966 | $170,716 | $ 109,125 |
| Paul E. Vincent | — | $ — | 153,000 | 125,000 | $356,300 | $ 145,500 |

The values of unexercised options in the foregoing table are based on the difference between the $9.84 closing price of Skyworks' common stock on October 3, 2003, the end of the 2003 fiscal year, on the Nasdaq National Market, and the respective option exercise price.

## LONG-TERM INCENTIVE AWARDS

There were no long-term incentive awards granted to any of the Named Executives in fiscal year 2003.

## EXECUTIVE COMPENSATION

Our executives are eligible for awards of nonqualified stock options, incentive stock options and restricted stock awards under our applicable stock option plans. These stock option plans are administered by the Compensation Committee of the Board of Directors. Generally, the exercise price at which an executive may purchase Skyworks' common stock pursuant to a stock option is the fair market value of Skyworks' common stock on the date of grant. Stock options are granted subject to restrictions on vesting, with equal portions of the total grant generally vesting over a period of four years. Our stock options are subject to forfeiture (after certain grace periods) upon termination of employment, retirement, disability or death. Restricted stock awards involve the issuance of shares of common stock that may not be transferred or otherwise encumbered, subject to certain exceptions, for varying amounts of time, and which will be forfeited, in whole or in part, if the executive terminates his or her employment with Skyworks. No restricted stock awards or stock option grants were made to Named Executives in fiscal year 2003.

The Named Executives were also eligible to receive target incentive compensation under which a percentage of each executive's total cash compensation is tied to the accomplishment of specific financial objectives during fiscal year 2003. As a result of a challenging economic and business environment during the fiscal year, the Company did not achieve the annual performance targets set by the Board of Directors, and no incentive bonuses were paid to any of the Named Executives with respect to fiscal year 2003, except for Liam Griffin, who was paid a guaranteed one-time bonus that was promised to him in July 2001 as an incentive for joining the Company. Named Executives also may participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan"), an unfunded, non-qualified deferred compensation plan, under which participants may defer a portion of their compensation. Deferred amounts are held in a trust. Participants defer recognizing taxable income on the amount held for their benefit until the amounts are paid.

The Company, in its sole discretion, may make additional contributions to the accounts of participants. Participants normally receive the deferred amounts upon retirement.

## COMPENSATION OF DIRECTORS

Directors who are not employees of Skyworks are paid a quarterly retainer of $7,500 plus an additional $1,000 for each Board of Directors meeting attended in person or $500 for each Board of Directors meeting attended by telephone. Directors who serve as chairman of a committee of the Board of Directors receive an additional quarterly retainer of $625, and those who serve on a committee but are not chairman receive an additional quarterly retainer of $312.50. In addition, each new non-employee director receives an option to purchase 45,000 shares of common stock immediately following the earlier of Skyworks' annual meeting of stockholders at which the director is first elected by the stockholders or following his initial appointment by the Board of Directors. Additionally, following each annual meeting of stockholders each director who is continuing in office or re-elected receives an option to purchase 15,000 shares of common stock. The exercise price of stock options granted to directors is equal to the fair market value of the common stock on the date of grant. During fiscal year 2001 and prior years, option grants to directors were made from the 1994 and 1997 Non-Qualified Stock Option Plans for Non-Employee Directors. Stock option grants to directors for fiscal years 2002 and 2003 were made under the 2001 Directors' Stock Option Plan.

In connection with his appointment to the Board of Directors, Mr. Beebe was granted an option to purchase 45,000 shares of common stock on January 27, 2004, at an exercise price equal to the fair market value of the common stock on the date of grant under our Directors' 2001 Stock Option Plan.

In connection with their continued service on the Board of Directors, each of Messrs. Beall, Beguwala, Decker, Furey, Iyer, Leonard and McLachlan were granted an option to purchase 15,000 shares of common stock on March 30, 2003, at an exercise price equal to the fair market value of the common stock on the date of grant.

In connection with the Merger of the wireless business of Conexant with Skyworks, Conexant option holders received options to purchase shares of Skyworks common stock pursuant to the Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") with the same vesting provisions and terms as the original Conexant options from which they were derived. Following the Merger, Conexant extended the expiration date of certain Conexant options granted to Mr. Donald Beall, one of our directors and also a director of Conexant, until ten years after the original date of grant of the Conexant options. We were informed by Conexant that the failure to extend these Conexant options prior to the Merger resulted from an administrative error. In November 2002, our Board of Directors, acting upon a request from Conexant to make a corresponding adjustment to Mr. Beall's derivative Skyworks options to assist it in correcting this prior administrative error, extended the expiration dates of an aggregate of 310,268 derivative options to purchase Skyworks common stock held by Mr. Beall under the Washington Sub Plan. Mr. Beall's options were extended so that, instead of expiring on June 30, 2003, such options would continue to be exercisable until the tenth anniversary of their original grant on dates ranging from December 2004 to December 2006.

## SEVERANCE AGREEMENTS

The Company currently has severance agreements with the Messrs. Aldrich, Barber, Griffin, Kline, LeVan and Vincent under which each is entitled to receive certain benefits in the event that his employment is terminated following a change in control of the Company, or, with the exception of Mr. Kline, if his employment is terminated by the Company without cause. In the case of Messrs. Aldrich and Vincent, each may receive salary and bonus payments and certain benefits for up to two years. In the case of Mr. Barber, he may receive salary and certain benefits for up to eighteen (18) months. In the case of Messrs. Griffin, Kline and LeVan, each may receive salary and certain benefits for up to one year. Furthermore, with respect to Messrs. Aldrich and Vincent, all of their stock options will vest immediately upon such termination. Mr. Aldrich's severance agreement provides that he is also entitled to various benefits in the event he voluntarily terminates his employment for certain reasons. Whereas the severance provisions for Messrs. Aldrich and Vincent are indefinite, these provisions for Messrs. Barber, Griffin, Kline and LeVan expire over the next two years.

## STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 as of September 30, 1998, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.



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### ANNUAL RETURN PERCENTAGE TABLE

| Company/Index | Years Ending September 30, 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| Skyworks Solutions, Inc. | 643.82 | 20.78 | (43.13) | (76.61) | 106.29 |
| S&P 500 Index | 27.80 | 13.28 | (26.62) | (20.49) | 26.75 |
| S&P 500 Semiconductors | 93.53 | 31.26 | (60.74) | (36.38) | 90.74 |

### INDEXED RETURNS TABLE

| Company/Index | Base Period 1998 | Years Ending September 30, 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|
| Skyworks Solutions, Inc. | 100 | 743.82 | 898.35 | 510.86 | 119.47 | 246.46 |
| S&P 500 Index | 100 | 127.80 | 144.78 | 106.24 | 84.48 | 107.07 |
| S&P 500 Semiconductors | 100 | 193.53 | 254.03 | 99.73 | 63.45 | 121.02 |

The stock price information shown on the above stock performance graph, annual return percentage table and indexed returns table are not necessarily indicative of future price performance. Information used on the graph and in the tables was obtained from Standard & Poor's, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

Skyworks' common stock is traded on the Nasdaq National Market under the "SWKS" ticker symbol. Prior to June 25, 2002, Skyworks' common stock was traded on the Nasdaq National Market under the "AHAA" ticker symbol.

*The foregoing stock performance information, including the Stock Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by* *reference into any filing under the Securities Act or the Exchange Act, except to the extent that Skyworks specifically incorporates it by reference into such filing.*

## CERTAIN BUSINESS RELATIONSHIPS AND RELATED TRANSACTIONS

Skyworks was formed through the merger of the wireless business of Conexant Systems, Inc. and Alpha Industries, Inc. on June 25, 2002. Immediately following the Merger, the Company purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). Shortly thereafter, Alpha changed its corporate name to Skyworks Solutions, Inc. In connection with the Merger, Skyworks and Conexant have engaged in various transactions, including, without limitation, the transactions described below.

### SENIOR NOTES

We issued to Conexant, and have outstanding, 15% convertible senior subordinated notes in a principal amount of $45 million due June 30, 2005 (the "Senior Notes"). The Senior Notes were issued under an indenture entered into by us and Wachovia Bank, National Association, as trustee. We may redeem the Senior Notes in whole or in part, at any time after May 12, 2004, subject to a redemption premium of 3% of the then outstanding principal amount thereof. Under the terms of the Senior Notes, Conexant has the right to convert the outstanding principal amount thereof (or any portion thereof) into a number of shares of our common stock equal to the principal amount of the Senior Notes to be so converted, divided by the applicable conversion price, as determined pursuant to the terms of the Senior Notes. Upon maturity, the Senior Notes are payable in shares of our common stock based on the applicable conversion price as of the maturity date, although interest on the Senior Notes, as well as the outstanding principal if certain events of default occur, is payable by us in cash. The initial conversion price of the Senior Notes is $7.87 per share, subject to adjustment generally as follows:

- if the average closing price per share of our common stock for the ten trading days immediately prior to, but not including, the applicable date of conversion (the "Market Price") is less than the conversion price but greater than or equal to 80% of the then current conversion price (the "Floor Price"), the conversion price shall be adjusted to equal the Market Price; and
- if the Market Price is less than the Floor Price, the conversion price shall be adjusted to equal the Floor Price.

We also entered into a registration rights agreement with Conexant, which will provide for the registration under the Securities Act, as amended, of the resale by Conexant (or any transferee thereof) of the Senior Notes and the shares of our common stock underlying the Senior Notes. We have agreed to maintain the registration statement contemplated by the registration rights agreement effective and available for use until December 31, 2005, subject to certain limitations.

### TAX ALLOCATION AGREEMENT

At the time of the Merger, we entered into a tax allocation agreement with Conexant, which allocates responsibilities, liabilities and benefits relating to taxation between us and our affiliates and Conexant and its affiliates. In general, Conexant is responsible for tax liabilities of the wireless business for periods prior to the Merger and we are responsible for tax liabilities of the wireless business for periods after the Merger. Subsequent to the execution of the tax allocation agreement, on November 6, 2002, we amended the tax allocation agreement to limit our indemnification obligations thereunder to a reduced set of circumstances. We remain responsible, however, for various other tax obligations and for compliance with various representations and covenants as set forth in the tax allocation agreement.

### TRANSITION SERVICES AGREEMENTS

On June 25, 2002, in connection with the Merger, we entered into transition services agreements with Conexant to cover information technology services as well as other transition services following the Merger.

Payments due to Conexant for the services rendered under these agreements during fiscal year 2003 totaled approximately $12 million.

Effective November 2003, we terminated the portions of the information technology services relating to applications and programming services support, and subsequently agreed to terminate the remaining information technology services, effective May 31, 2004.

### JAZZ AND CONEXANT WAFER SUPPLY AGREEMENT

Under supply agreements entered into with Conexant and Jazz Semiconductor, Inc. ("Jazz"), we receive wafer fabrication, wafer probe and certain other services from Jazz. Pursuant to these supply agreements, we are committed to obtain certain minimum wafer volumes from Jazz. Our expected minimum purchase obligations under these supply agreements are anticipated to be approximately $39 million and $13 million in fiscal 2004 and 2005, respectively. Based on our current business outlook, we anticipate purchasing approximately $110 million in wafers from Jazz during fiscal year 2004. We anticipate that these purchases could result in an obligation to Conexant of approximately $2 million in fiscal year 2004.

### MEXICALI SUPPLY AGREEMENT

Under a device supply and services agreement with Conexant, Conexant obtains certain semiconductor processing, packaging and testing services from us, including: assembly services; final testing; post-test processing; and shipping. Under this agreement, Conexant purchases products manufactured using technologies qualified as of the time of the agreement and, upon mutual agreement, products manufactured using certain subsequently qualified technologies. These services are generally performed at our Mexicali, Mexico facility, for a term of three years from the Merger with additional one-year renewal terms as may be mutually agreed. During fiscal year 2003, amounts due to us from Conexant were approximately $53 million under this agreement and we anticipate approximately $40 million due from them in fiscal year 2004.

## OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than the election of the nominees to the Board of Directors and the ratification of the selection of KPMG LLP as independent auditors for the Company for fiscal year 2004. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

## OTHER MATTERS

### SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors and executive officers to file reports of holdings and transactions of securities of Skyworks with the SEC. Based on our records, and other information, we believe that all Section 16(a) filing requirements applicable to its directors and executive officers with respect to the our fiscal year ended October 3, 2003, were timely made.

### SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $7,500, plus out-of-pocket expenses.

## ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2003, as filed with the SEC are available to stockholders without charge via the Company's website at http://www.skyworksinc.com, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92612.

## STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in the Company's Proxy Statement for the Company's 2005 Annual Meeting. To be eligible for inclusion in the Company's 2005 Proxy Statement, any such proposals must be delivered in writing to the Secretary of the Company no later than October 5, 2004, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

With respect to the Company's 2005 Annual Meeting, under the Company's By-laws, a stockholder proposal or nomination must be submitted in writing to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting, or in the event that the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

The stockholder's submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of common stock of the Company. Proposals or nominations not meeting these requirements will not be entertained at the Annual Meeting. If the stockholder does not also comply with the requirements of Rule 14a-4 under the Exchange Act, the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal or nomination submitted by a stockholder.

# 2003 ANNUAL REPORT

# CONSOLIDATED FINANCIAL STATEMENTS

# TABLE OF CONTENTS

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a leading wireless semiconductor company focused exclusively on radio frequency ("RF") and complete cellular system solutions for mobile communications applications. We offer front-end modules, RF subsystems and cellular systems to leading wireless handset and infrastructure customers.

From the power amplifier, through the radio and to the baseband, we have developed one of the industry's broadest product portfolios including leadership switches and power amplifier modules. Additionally, we offer a highly integrated direct conversion transceiver and have launched a comprehensive cellular system for next generation handsets.

With our extensive product portfolio and significant systems-level expertise, Skyworks is the ideal partner for both top-tier wireless manufacturers and new market entrants who demand simplified architectures, faster development cycles and fewer overall suppliers.

Skyworks was formed through the merger ("Merger") of the wireless business of Conexant Systems, Inc. ("Conexant") and Alpha Industries, Inc. ("Alpha") on June 25, 2002. Immediately following the Merger, the Company purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). Shortly thereafter, Alpha changed its corporate name to Skyworks Solutions, Inc. We are headquartered in Woburn, Massachusetts, and have executive offices in Irvine, California. We have design, engineering, manufacturing, marketing, sales and service facilities throughout North America, Europe, and the Asia/Pacific region. Our Internet address is *www.skyworksinc.com*. We make available on our Internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically file such material with the Securities and Exchange Commission ("SEC"). The information contained in our website is not incorporated by reference in this Annual Report.

## INDUSTRY BACKGROUND

We believe that the wireless industry is on the verge of another substantial growth cycle. Traditional voice services offered by wireless carriers are being rapidly supplemented or augmented by the emergence of the next-generation wireless technologies and WiFi-based (802.11) wireless data applications. All of these new technologies are geared to make high-speed wireless data available on handset, PDA, notebook and other platforms in a variety of environments.

The cellular handset market has grown significantly over the past five years despite the broad technology slowdown in 2001 and 2002. According to market research firm EMC, handset sales have increased by approximately 300% from 1997 to 2002 with volume reaching 400 million units in 2002. Exiting 2002, the worldwide penetration rate of wireless services was at 18% and is expected to climb to 28% by 2005. This increased penetration implies that approximately 650 million new subscribers will begin using wireless services over the next three years, approaching the 1.8 billion worldwide subscriber mark in 2005 — roughly a fourth of the world's population.

In parallel, handset growth is being driven by replacement units purchased by existing subscribers as carriers introduce updated models, smaller form factors, added features and new applications. In particular, color displays and camera phones are expected to be two major growth drivers in the coming years. According to the Shosteck Group, sales of color-display phones will increase from roughly 85 million units in 2002 to over 350 million units by 2005. Meanwhile, handsets with built-in cameras are forecasted to increase from 20 million units in 2002 to almost 250 million units by 2005. These new wireless phones will also feature higher data rate services driven by 2.5G and 3G standards such as GPRS, CDMA 2000, EDGE and WCDMA. According to EMC, the combination of new subscriber additions and higher replacement rates is expected to drive total handset sales from 400 million units in 2002 to approximately 544 million units in 2005.

In response to this rapidly growing market, handset original equipment manufacturers, or OEMs, are significantly shortening product development cycles, seeking simplified architectures and streamlining manufacturing processes. Traditional OEMs are shifting to low-cost suppliers around the world. In turn, original design manufacturers, or ODMs, and contract manufacturers, who lack RF and systems-level expertise, are entering the high-volume mobile phone market to support OEMs as well as to develop handset platforms of their own. ODMs and contract manufacturers seek to manage low-cost handset manufacturing and assembly, freeing OEMs to focus on marketing and distribution aspects of their business. Established handset manufacturers and new market entrants alike are demanding complete semiconductor system solutions that include the RF system, all baseband processing, protocol stack and user interface software, plus comprehensive reference designs and development platforms. With these solutions, traditional handset OEMs can accelerate time-to-market cycles with lower investments in engineering and system design. These solutions also enable ODMs to enter the high volume handset market without requiring significant investments in RF and systems-level expertise.

Similarly, cellular and personal communications services network operators are developing and deploying next generation services. These service providers are incorporating packet-switching capability in their networks to deliver data communications and Internet access to digital cellular and other wireless devices. Over the long term, service providers are seeking to establish a global network that can be accessed by subscribers at any time, anywhere in the world and that can provide subscribers with multimedia services. To meet this goal, OEMs that supply wireless infrastructure base stations to network operators are increasingly relying on mobile communications semiconductor suppliers that can provide highly integrated RF and mixed signal processing functionality.

Additionally, as service providers migrate cellular subscribers to data intensive next generation applications, base stations that transmit and receive signals in the backbone of cellular and personal communications services systems will be under further capacity constraints. To meet the related demand, OEMs will be challenged to increase base station transceiver performance and functionality, while reducing size, power consumption and overall system costs.

We believe that these market trends create a potentially significant opportunity for a broad-based wireless semiconductor supplier with a comprehensive product portfolio supported by specialized wireless manufacturing process technologies and a full range of systems-level expertise.

## BUSINESS OVERVIEW

Skyworks is a leading wireless semiconductor company focused exclusively on RF and complete cellular system solutions for mobile communications applications. We offer front-end modules, RF subsystems and cellular systems to leading wireless handset and infrastructure customers.

Skyworks possesses a broad wireless technology capability and one of the most complete wireless communications product portfolios, coupled with customer relationships with virtually all major handset and infrastructure manufacturers. Our product portfolio includes almost every key semiconductor found within a digital cellular handset.

The following diagram illustrates our products that are used in a digital cellular handset:


Switch
PA Module
Front End Module
Receiver
Transmitter
DCR Tx/Rx
RF Subsystem or SPR™ Solution
Mixed Signal
ARM / DSP
MMI
Protocol Stack

*Complete Cellular System*

Front End Modules — PA Modules are increasingly integrating band-select switches, t/r switches, diplexers, filters and other components to create a single chip front end solution

- Switch: performs the transmit and receive switching as well as band switching for cellular handsets
- Power Amplifier ("PA") Module: amplifies signal to provide sufficient energy to reach a base station

RF Subsystems/SPR™ Solution — Combines the transceiver, PA and associated controller, SAW filters, and a switchplexer module that includes switches and low-pass filters in a compact 13x13mm MCM package

- Receiver ("Rx"): receives the RF signal from the antenna, down-converts the signal and delivers it to the baseband
- Transmitter ("Tx"): transmits the RF signal to the PA Module
- DCR Transceiver ("Tx/Rx"): encompasses the complete RF transmit and receive functions

Complete Cellular Systems

- Hardware: includes all the RF devices referenced above, as well as baseband processors that handle mixed-signal functions (converting analog signals to digital) and ARM/DSP digital devices that act as the cellular handset's central processor
- Software: complete handset software with protocol stack and customizable user interface ("MMI")
- Worldwide Development Support: comprehensive layout, integration, factory and field test; necessary to bring new entrants to market quickly

Skyworks also offers a broad product portfolio addressing next-generation wireless infrastructure applications, including amplifier drivers, ceramic resonators, couplers and detectors, filters, synthesizers and front-end receivers. These components support a variety of RF and mixed signal processing functions within the wireless infrastructure.

We have a comprehensive RF and mixed signal processing and packaging portfolio, extensive circuit design libraries and a proven track record in component and system design. We believe that these capabilities position us to address the growing need of wireless infrastructure manufacturers for base station products with increased transceiver performance and functionality with reduced size, power consumption and overall system costs.

**The Skyworks Advantage**

- Best-in-Class Wireless Semiconductor and Systems Portfolio
- Market Leadership in Key Product Segments
- Commitment to Technology Innovation
- Continuously Developing Unique Component and System Solutions
- World-Class Manufacturing Capabilities and Scale

## OUR STRATEGY

Skyworks' vision is to become the premier supplier of wireless semiconductor solutions. Key elements in our strategy include:

**Leveraging Core Technologies**

Skyworks deploys technology building blocks such as radio frequency integrated circuits, analog/mixed-signal processing cores and digital baseband engines as well as software across multiple product platforms. We believe that this approach creates economies of scale in research and development and facilitates a reduction in the time to market for key products.

**Increasing Integration Levels**

High levels of integration enhance the benefits of our products by reducing production costs through the use of fewer external components, reduced board space and improved system assembly yields. By combining all of the necessary communications functions for a complete system solution, Skyworks can deliver additional semiconductor content, thereby offering existing and potential customers more compelling and cost-effective solutions.

**Capturing an Increasing Amount of Semiconductor Content**

We enable our customers to start with individual components as necessary, and then migrate up the product integration ladder. We believe that our highly integrated solutions will enable these customers to speed their time to market while focusing their resources on product differentiation through a broader range of more sophisticated, next-generation features.

**Diversifying Customer Base**

Skyworks supports virtually every wireless handset OEM including Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Sony/Ericsson and LG Electronics, Inc. as well as emerging ODMs and contract manufacturers such as BenQ, Compal, Flextronics and Quanta. With the industry's move towards outsourcing, we believe that we are particularly well-positioned to address the growing needs of new market entrants who seek RF and system-level integration expertise.

**Delivering Operational Excellence**

The Skyworks operations team leverages world-class manufacturing technologies and enables highly integrated modules as well as system-level solutions. Skyworks will vertically integrate where it can differentiate or will otherwise enter alliances and partnerships for leading-edge capabilities. These partnerships and alliances are designed to ensure product leadership and competitive advantage in the marketplace. We are focused on achieving the industry's shortest cycle times, highest yields and ultimately the lowest cost structure.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to risk factors, risks and cautionary statements described from time to time in our filings with the SEC, such as our annual report on Form 10-K for the fiscal year ended October 3, 2003.*

### Overview

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a leading wireless semiconductor company focused exclusively on radio frequency ("RF") and complete cellular system solutions for mobile communications applications. We offer front-end modules, RF subsystems and cellular systems to leading wireless handset and infrastructure customers.

On June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, as amended as of April 12, 2002, by and among Alpha Industries, Inc. ("Alpha"), Conexant Systems, Inc. ("Conexant") and Washington Sub, Inc. ("Washington"), a wholly owned subsidiary of Conexant to which Conexant spun off its wireless communications business, including its gallium arsenide wafer fabrication facility located in Newbury Park, California, but excluding certain assets and liabilities, Washington merged with and into Alpha with Alpha as the surviving entity (the "Merger"). Following the Merger, Alpha changed its corporate name to Skyworks Solutions, Inc.

Immediately following completion of the Merger, the Company purchased Conexant's semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico, and certain related operations ("Mexicali Operations") for $150 million. For financial accounting purposes, the sale of the Mexicali Operations by Conexant to Skyworks Solutions was treated as if Conexant had contributed the Mexicali Operations to Washington as part of the spin-off, and the $150 million purchase price was treated as a return of capital to Conexant. For purposes of these financial statements, the Washington business and the Mexicali Operations are collectively referred to as Washington/Mexicali. References to the "Company" refer to Washington/Mexicali for all periods prior to June 26, 2002, and to the combined company following the Merger.

The Merger was accounted for as a reverse acquisition whereby Washington was treated as the acquirer and Alpha as the acquiree, primarily because Conexant shareholders owned a majority, approximately 67 percent, of the Company upon completion of the Merger. Under a reverse acquisition, the purchase price of Alpha was based upon the fair market value of Alpha common stock for a reasonable period of time before and after the announcement date of the Merger and the fair value of Alpha stock options. The purchase price of Alpha was allocated to the assets acquired and liabilities assumed by Washington, as the acquiring company for accounting purposes, based upon their estimated fair market value at the acquisition date. Because the historical financial statements of the Company after the Merger do not include the historical financial results of Alpha for periods prior to June 25, 2002, the financial statements may not be indicative of future results of operations and are not indicative of the historical results that would have resulted if the Merger had occurred at the beginning of a historical financial period.

We entered into agreements with Conexant providing for the supply to us of transition services by Conexant and for the supply of gallium arsenide wafer fabrication and assembly and test services to Conexant, initially at substantially the same volumes as historically obtained by Conexant from Washington/Mexicali. We also entered into agreements with Conexant and Jazz Semiconductor, Inc., a Newport Beach, California foundry joint venture between Conexant and the Carlyle Group ("Jazz Semiconductor"), providing for the supply to us of silicon-based wafer fabrication, wafer probe and certain other services by Jazz Semiconductor. Historically, Washington/Mexicali obtained a portion of its silicon-based semiconductors from the Newport Beach wafer fabrication facility that is now Jazz Semiconductor. We also provide semiconductor assembly and test services to Conexant at our Mexicali facility.

The wireless communications semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. Our operating results have been, and our operating results may continue to be, negatively affected by substantial quarterly and annual fluctuations and market downturns due to a number of factors, such as changes in demand for end-user equipment, the timing of the receipt, reduction or cancellation of significant customer orders, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, availability and cost of products from suppliers, new product and technology introductions by competitors, changes in the mix of products produced and sold, intellectual property disputes, the timing and extent of product development costs and general economic conditions. In the past, average selling prices of established products have generally declined over time and this trend is expected to continue in the future.

**Basis of Presentation**

The financial statements prior to the Merger were prepared using Conexant's historical basis in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. We believe the assumptions underlying the financial statements are reasonable. However, the financial information included herein and in our consolidated financial statements may not be indicative of the combined assets, liabilities, operating results and cash flows of the Company in the future and is not indicative of what they would have been had Washington/Mexicali been a separate stand-alone entity and independent of Conexant during the historical periods presented.

Our fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and ended on October 3, 2003 and fiscal years 2002 and 2001 each consisted of 52 weeks and ended on September 27, 2002 and September 28, 2001, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month. Accordingly, references to September 30, 2003, 2002 and 2001 contained in this discussion refer to our actual fiscal year-end.

**Critical Accounting Policies**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

**Allowance for doubtful accounts** — We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

**Inventories** — We assess the recoverability of inventories through an on-going review of inventory levels relative to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of six months), we write down the value of those excess inventories. We sell our products to communications equipment original equipment manufacturers ("OEMs") that have designed our products into equipment such as cellular handsets. These design wins are gained through a lengthy sales cycle, which includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. Consequently, when the quantities of inventory on hand exceed forecasted demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the net realizable value of such inventories is generally estimated to be zero. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

**Valuation of long-lived assets, goodwill and intangible assets** — Carrying values for long-lived assets and definitive-lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was adopted on October 1, 2002. Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using discounted cash flows.

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed annually for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted on October 1, 2002. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to purchase price allocation. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.

**Deferred income taxes** — We have provided a valuation allowance related to our substantial United States deferred tax assets. If sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowance, which may result in income tax benefits in our statement of operations. The future realization of certain tax deferred assets will be applied to reduce the carrying value of goodwill. The portion of the valuation allowance for these deferred tax assets for which subsequently recognized tax benefits may be applied to reduce goodwill related to the purchase consideration of the Merger is approximately $44 million. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance quarterly. In fiscal 2002, we recorded a tax benefit of approximately $23 million related to the impairment of our Mexicali assets. A valuation allowance has not been established because we believe that the related deferred tax asset will be recovered during the carryforward period.

**Revenue recognition** — Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. We reduce revenue to the extent of our estimate for distributor claims of price protection and/or right of return on unsold product. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

## Results of Operations

### *General*

Net revenues increased $160.0 million, or 35%, in fiscal 2003 when compared to fiscal 2002 primarily as the result of increasing demand for our wireless product portfolio and the exclusion of Alpha's revenues for periods prior to the Merger. Since the Merger, we have also expanded our customer base and geographical market presence resulting in higher revenues in fiscal 2003. Gross margin improved in fiscal 2003 when compared to fiscal 2002 reflecting increased revenues and improved utilization of our manufacturing facilities. In fiscal 2003, we recorded special charges of $34.5 million, principally related to the impairment of assets related to our infrastructure products and certain restructuring charges.

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," October 1, 2002 and performed a transitional impairment test for goodwill. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. As part of the first step, we determined that we have one reporting unit for purposes of performing the fair-value based test of goodwill. This reporting unit is consistent with our single operating segment, which management determined is appropriate under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We completed step one and determined that our goodwill and unamortized intangible assets were impaired. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to purchase price allocation. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We completed step two and determined that the carrying amount of our goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle in fiscal 2003. In addition, we completed our annual goodwill impairment test for fiscal 2003 and determined that as of July 1, 2003, our goodwill was not further impaired.

*Years Ended September 30, 2003, 2002 and 2001*

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net revenues | 100.0% | 100.0% | 100.0% |
| Cost of goods sold | 61.6 | 72.4 | 119.6 |
| Gross margin | 38.4 | 27.6 | (19.6) |
| Operating expenses: | | | |
| Research and development | 24.6 | 29.0 | 42.6 |
| Selling, general and administrative | 13.0 | 11.0 | 19.7 |
| Amortization of intangible assets | 0.7 | 2.8 | 5.9 |
| Purchased in-process research and development | — | 14.3 | — |
| Special charges | 5.6 | 25.4 | 34.1 |
| Total operating expenses | 43.8 | 82.5 | 102.3 |
| Operating loss | (5.4) | (54.9) | (121.9) |
| Interest expense | (3.5) | (0.9) | — |
| Other income (expense), net | 0.2 | — | 0.1 |
| Loss before income taxes and cumulative effect of change in accounting principle | (8.7) | (55.8) | (121.8) |
| Provision (benefit) for income taxes before cumulative effect of change in accounting principle | 0.1 | (4.3) | 0.7 |
| Loss before cumulative effect of change in accounting principle | (8.8) | (51.6) | (122.5) |
| Cumulative effect of change in accounting principle, net of tax | (64.3) | — | — |
| Net loss | (73.1)% | (51.6)% | (122.5)% |

*Net Revenues*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Net revenues | $617,789 | 35.0% | $457,769 | 75.8% | $260,451 |

We market and sell our semiconductor products and system solutions to leading OEMs of communication electronics products, third-party original design manufacturers ("ODMs") and contract manufacturers and indirectly through electronic components distributors. Samsung Electronics Co. accounted for 15%, 35%, and 44% of net revenues for the fiscal years 2003, 2002 and 2001, respectively. Motorola, Inc. accounted for 11% of net revenues for the fiscal years 2003 and 2002, and represented less than 10% of net revenues for fiscal 2001. Conexant accounted for less than 10% of net revenues for the fiscal years 2003 and 2002 and represented 17% of net revenues for fiscal 2001. Nokia Corporation accounted for less than 10% of net revenues for the fiscal years 2003 and 2002 and represented 12% of net revenues for fiscal 2001.

Revenues derived from customers located in the Americas region accounted for 25%, 17% and 27% of net revenues for the fiscal years 2003, 2002 and 2001, respectively. Revenues derived from customers located in the Asia-Pacific region were 61%, 77% and 64% of net revenues for the fiscal years 2003, 2002 and 2001, respectively. Revenues derived from customers located in the Europe/Middle East/Africa region were 14%, 6% and 9% of net revenues for the fiscal years 2003, 2002 and 2001, respectively. Our revenues by geography do not necessarily correlate to end handset demand by region. For example, if we sell a power amplifier module to a customer in South Korea, we record the sale within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas or within South Korea.

The foregoing percentages are based on sales representing Washington/Mexicali sales for fiscal 2001 and fiscal 2002 up to the time of the Merger, and sales of the combined company for the post-Merger period from June 26, 2002 through the end of the fiscal year and for fiscal 2003.

Net revenues increased in fiscal 2003 when compared to fiscal 2002 primarily reflecting increasing demand for our wireless product portfolio and the exclusion of Alpha's revenues for periods prior to the Merger. More specifically, GSM direct conversion transceivers and complete cellular systems as well as CDMA RF subsystems exhibited strong year-over-year growth. Additionally, we have launched a number of more highly integrated product offerings, added to our customer base and expanded our geographical market presence.

These increases in net revenues in fiscal 2003 when compared to fiscal 2002 were tempered by a decrease in average selling prices of our front-end module products and an industry-wide component and handset inventory correction. In addition, lower CDMA handset subsidies in Korea also adversely affected net revenues in fiscal 2003 when compared to fiscal 2002. In certain global markets, wireless operators provide subsidies on handset sales to their customers, ultimately decreasing the cost of the handset to the customer.

Net revenues increased 75.8% in fiscal 2002, when compared to fiscal 2001, principally reflecting increased sales of GSM products, including power amplifier modules and complete cellular systems. We also experienced increased demand for our power amplifier modules for CDMA and TDMA applications from a number of our key customers.

*Gross Margin*

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | | (In thousands) | |
| Gross margin | $237,324 | $126,161 | $(51,052) |
| % of net revenues | 38.4% | 27.6% | (19.6)% |

Gross margin represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation) associated with product manufacturing, royalty and other intellectual property costs and sustaining engineering expenses pertaining to products sold. Cost of goods sold for the periods prior to the Merger also includes allocations from Conexant of manufacturing cost variances, process engineering and other manufacturing costs, which are not included in our unit costs but are expensed as incurred.

The improvement in gross margin in fiscal 2003 compared to fiscal 2002 reflects increased revenues, improved utilization of our manufacturing facilities and a decrease in depreciation expense that resulted from the write-down of our Mexicali facility assets in the third quarter of fiscal 2002. Although recent revenue growth has increased the level of utilization of our manufacturing facilities, these facilities continue to operate below optimal capacity and underutilization continues to adversely affect our unit cost of goods sold and gross margin.

Gross margin in fiscal 2003 was also favorably affected by $4.8 million when we reevaluated our obligation under a wafer fabrication supply agreement with Conexant and Jazz Semiconductor and reduced our liability and cost of sales in the first quarter of fiscal 2003. Pursuant to the terms of wafer supply agreements with Conexant and Jazz Semiconductor, we are committed to obtain certain minimum wafer volumes from Jazz Semiconductor. As of September 30, 2003, we expect to meet all of these purchase obligations. Our costs will be affected by the extent of our use of outside foundries and the pricing we are able to obtain. During periods of high industry demand for wafer fabrication capacity, we may have to pay higher prices to secure wafer fabrication capacity.

The improvement in gross margin in fiscal 2002, compared to fiscal 2001, reflects increased revenues, improved utilization of our manufacturing facilities and a decrease in depreciation expense that resulted from the write-down of the Newbury Park wafer fabrication assets in the third quarter of fiscal 2001 and the Mexicali facility assets in the third quarter of 2002. The effect of the write-down of the Newbury Park wafer fabrication assets and the Mexicali facility assets on fiscal 2002 gross margin was approximately $10.5 million and $5.5 million, respectively. Gross margin for fiscal 2002 was adversely impacted by additional warranty costs of $14.0 million. The additional warranty costs were the result of an agreement with a major customer for the reimbursement of costs the customer incurred in connection with the failure of a product when used in a certain adverse environment. Although we developed and sold the product to the customer pursuant to mutually agreed-upon specifications, the product experienced unusual failures when used in an environment in which the product had not been previously tested. The product has since been modified and no significant additional costs are expected to be incurred in connection with this issue.

In addition, we originally estimated our obligation under our wafer supply agreement with Conexant and Jazz Semiconductor, Inc. would result in excess costs of approximately $12.9 million when recorded as a liability and charged to cost of sales in the third quarter of fiscal 2002. During the fourth quarter of fiscal 2002, we reevaluated this obligation and reduced our liability and cost of sales by approximately $8.1 million in the quarter.

Gross margin for the year ended September 30, 2002 benefited by approximately $12.5 million as a result of the sale of inventories having a historical cost of $12.5 million that were written down to a zero cost basis during fiscal year 2001; such sales resulted from sharply increased demand beginning in the fourth quarter of fiscal 2001 that was not anticipated at the time of the write-downs. Gross margin for fiscal 2001 was adversely affected by inventory write-downs of approximately $58.7 million, partially offset by approximately $4.5 million of subsequent sales of inventories written down to a zero cost basis. The inventories that were written down to a zero cost basis in fiscal 2001 were either sold or scrapped during fiscal 2003, 2002 and 2001. During fiscal 2003, 2002 and 2001, we sold $2.7 million, $12.5 million and $4.5 million, respectively, and scrapped $2.7 million, $1.8 million and $34.5 million, respectively. As of September 30, 2003, we no longer held inventories which were written down to a zero cost basis in fiscal 2001.

The inventory write-downs recorded in fiscal 2001 resulted from the sharply reduced end-customer demand we experienced, primarily associated with our RF components, as a result of the rapidly changing demand environment for digital cellular handsets during that period. As a result of these market conditions, we experienced a significant number of order cancellations and a decline in the volume of new orders, beginning in the fiscal 2001 first quarter and becoming more pronounced in the second quarter.

***Research and Development***

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | **2003** | **Change** | **2002** | **Change** | **2001** |
| | | | **(In thousands)** | | |
| Research and development | $151,762 | 14.4% | $132,603 | 19.4% | $111,053 |
| % of net revenues | 24.6% | | 29.0% | | 42.6% |

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices and design and test tool costs. Research and development expenses for the periods prior to the Merger also include allocated costs for shared research and development services provided by Conexant, principally in the areas of advanced semiconductor process development, design automation and advanced package development, for the benefit of several of Conexant's businesses.

The increase in research and development expenses in fiscal 2003 compared to fiscal 2002 represents our commitment to design new products and processes and address new opportunities to meet our customers' demands. We have expanded customer support engagements as well as development efforts targeting semiconductor solutions using the CDMA2000, GSM, General Packet Radio Services, or GPRS, and third-generation, or 3G, wireless standards in both the digital cellular handset and infrastructure markets. The increase in research and development expenses in fiscal 2003 when compared to the previous year is also related to our research and development expenses representing those of the combined company after the Merger whereas those expenses in 2002 are representative of only Washington/Mexicali prior to June 25, 2002.

The increase in research and development expenses in fiscal 2002 compared to fiscal 2001 primarily reflects the opening of a new design center in Le Mans, France and higher headcount and personnel-related costs. Subsequent to the first quarter of fiscal 2001, we expanded customer support engagements as well as development efforts targeting semiconductor solutions using the CDMA2000, GSM, GPRS, and 3G wireless standards in both the digital cellular handset and infrastructure markets.

*Selling, General and Administrative*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Selling, general and administrative | $80,222 | 60.0% | $50,178 | (2.1)% | $51,267 |
| % of net revenues | 13.0% | | 11.0% | | 19.7% |

Selling, general and administrative expenses include personnel costs (legal, accounting, treasury, human resources, information systems, customer service, etc.), sales representative commissions, advertising and other marketing costs. Selling, general and administrative expenses also include allocated general and administrative expenses from Conexant for the periods prior to the Merger for a variety of these shared functions.

The increase in selling, general and administrative expenses in fiscal 2003 when compared to fiscal 2002 is primarily related to our selling, general and administrative expenses representing those of the combined company after the Merger whereas those expenses for the same period in 2002 are representative of only Washington/Mexicali prior to June 25, 2002.

The decrease in selling, general and administrative expenses in fiscal 2002 compared to fiscal 2001 primarily reflects lower headcount and personnel-related costs resulting from the expense reduction and restructuring actions initiated during fiscal 2001 and lower provisions for uncollectible accounts receivable.

*Amortization of Intangible Assets*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Amortization of intangible assets | $4,386 | (66.1)% | $12,929 | (15.3)% | $15,267 |
| % of net revenues | 0.7% | | 2.8% | | 5.9% |

In 2002, we recorded $36.4 million of intangible assets related to the Merger consisting of developed technology, customer relationships and a trademark. These assets are principally being amortized on a straight-line basis over a 10-year period. Amortization expense for fiscal 2003 primarily represents the amortization of these intangible assets. Amortization expense for fiscal 2002 and 2001 primarily represents amortization of goodwill and intangible assets acquired in connection with Washington/Mexicali's acquisition of Philsar Semiconductor, Inc. ("Philsar") in fiscal 2000. Philsar was a developer of RF semiconductor solutions for personal wireless connectivity, including emerging standards such as Bluetooth, and RF components for third-generation digital cellular handsets. We wrote off all goodwill and other intangible assets associated with our acquisition of the Philsar Bluetooth business in the third quarter of fiscal 2002. The lower amortization expense in fiscal 2003 when compared to fiscal 2002 and fiscal 2001, primarily resulted from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002. Had the Company ceased amortizing goodwill on October 1, 2000, amortization expense would have been $10.7 million and $13.9 million less in fiscal 2002 and fiscal 2001, respectively.

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002 and performed a transitional impairment test for goodwill. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. As part of the first step, we determined that we have one reporting unit for purposes of performing the fair-value based test of goodwill. This reporting unit is consistent with our single operating segment, which management determined is appropriate under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We completed step one and determined that our goodwill and unamortized intangible assets were impaired. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to purchase price allocation. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We completed step two and determined that the carrying amount of our goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle in fiscal 2003. In addition, we completed our annual goodwill impairment test for fiscal 2003 and determined that as of July 1, 2003, our goodwill was not further impaired.

***Purchased In-Process Research and Development***

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Purchased in-process research and development ..... | $— | N/A | $65,500 | N/A | $— |

In connection with the Merger in fiscal 2002, $65.5 million was allocated to purchased in-process research and development ("IPR&D") and expensed immediately upon completion of the acquisition (as a charge not deductible for tax purposes) because the technological feasibility of certain products under development had not been established and no future alternative uses existed. The charges represent the estimated fair values of the portion of IPR&D projects that had been completed by Alpha at the time of the Merger.

Prior to the Merger, Alpha was in the process of developing new technologies in its semiconductor and ceramics segments. The objective of the IPR&D effort was to develop new semiconductor processes, ceramic materials and related products to satisfy customer requirements in the wireless and broadband markets.

*Power Amplifier:* Power amplifiers are designed and manufactured for use in different types of wireless handsets. The main performance attributes of these amplifiers are efficiency, power output, operating voltage and distortion. Current research and development is focused on expanding the offering to all types of wireless standards, improving performance by process and circuit improvements and offering a higher level of integration.

*Control Products:* Control products consist of switches and switch filters that are used in wireless applications for signal routing. Most applications are in the handset market enabling multi-mode, multi-band handsets. Current research and development is focused on performance improvement and cost reduction by reducing chip size and increasing functionality.

*Broadband:* The products in this grouping consist of radio frequency (RF) and millimeter wave semiconductors and components designed and manufactured specifically to address the needs of high-speed, wireline and wireless network access. Current and long-term research and development is focused on performance enhancement of speed and bandwidth as well as cost reduction and integration.

*Silicon Diode:* These products use silicon processes to fabricate diodes for use in a variety of RF and wireless applications. Current research and development is focused on reducing the size of the device, improving performance and reducing cost.

*Ceramics:* The ceramics segment was involved in projects that relate to the design and manufacture of ceramic-based components such as resonators and filters for the wireless infrastructure market. Current research and development is focused on performance enhancements through improved formulations and electronic designs.

The material risks associated with the successful completion of the in-process technology were associated with our ability to successfully finish the creation of viable prototypes and successful design of the chips, masks and manufacturing processes required. We expected to benefit from the in-process projects as the individual products that contained the in-process technology were put into production and sold to end-users. The release dates for each of the products within the product families were varied. The fair value of the IPR&D was determined using the income approach. Under the income approach, the fair value reflected the present value of the projected cash flows that were expected to be generated by the products incorporating the IPR&D, if successful. The projected cash flows were discounted to approximate fair value. The discount rate applicable to the cash flows of each project reflected the stage of completion and other risks inherent in each project. The weighted average discount rate used in the valuation of IPR&D was 30 percent. As of September 30, 2003, the Company had either completed or abandoned each of these projects. The completed IPR&D projects commenced generating cash flows in fiscal 2003. Due to the nature of these projects and the related technology, the revenue streams derived from these projects cannot be separately identified.

***Special Charges***

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Special charges | $34,493 | (70.3)% | $116,321 | (30.9)% | $88,876 |

***Asset Impairments***

During the fourth quarter of fiscal 2003, we recorded a $26.0 million charge for the impairment of assets related to certain infrastructure products manufactured in our Woburn, Massachusetts and Adamstown, Maryland facilities. The Woburn facility primarily manufactures semiconductor products based on both silicon wafer technology and gallium arsenide technology. Our Adamstown, Maryland facility primarily manufactures ceramics components. We experienced a significant decline in factory utilization resulting from a downturn in the market for products manufactured at these two facilities and a decision to discontinue certain products. The impairment charge was based on a recoverability analysis prepared by management based on these factors and the related impact on our current and projected outlook. We projected lower revenues and new order volume for these products and management believed these factors indicated that the carrying value of the related assets (machinery, equipment and intangible assets) may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products over a five-year period. Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 16%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets. The anticipated pre-tax cost savings related to these impairment charges is expected to be $17.4 million over the next five years (fiscal 2004 through fiscal 2008) and $8.6 million over the subsequent fifteen years (fiscal 2009 through 2023).

In addition, during the fourth quarter of fiscal 2003 we recorded a $2.3 million charge for the impairment of our Haverhill, Massachusetts property that is currently being held for sale. In fiscal 2003, we relocated our operations from this facility to our Woburn, Massachusetts facility. We are actively marketing the property located in Haverhill, Massachusetts.

During fiscal 2002, the Company recorded a $66.0 million charge for the impairment of the assembly and test machinery and equipment and related facility in Mexicali, Mexico. The impairment charge was based on a recoverability analysis prepared by management as a result of a significant downturn in the market for test and assembly services for non-wireless products and the related impact on our current and projected outlook.

We experienced a severe decline in factory utilization at our Mexicali facility for non-wireless products and projected decreasing revenues and new order volume. Management believed these factors indicated that the carrying value of the assembly and test machinery and equipment and related facility may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from the manufacturing activities at the Mexicali facility over a ten-year period. The estimated future cash flows were based on a gradual phase-out of services sold to Conexant and modest volume increases consistent with management's view of the outlook for the business, partially offset by declining average selling prices. The declines in average selling prices were consistent with historical trends and management's decision to reduce capital expenditures for future capacity expansion. Since the estimated undiscounted cash flows were less than the carrying value (approximately $100 million based on historical cost) of the related assets, it was concluded that an impairment loss should be recognized. The impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 24%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets.

During fiscal 2002, we recorded a $45.8 million charge for the write-off of goodwill and other intangible assets associated with our acquisition of Philsar in fiscal 2000. Management determined that we would not support the technology associated with the Philsar Bluetooth business. Accordingly, this product line was discontinued and the employees associated with the product line were either severed or relocated to other operations. As a result of the actions taken, management determined that the remaining goodwill and other intangible assets associated with the Philsar acquisition were impaired.

During the third quarter of fiscal 2001 we recorded an $86.2 million charge for the impairment of our manufacturing facility and related wafer fabrication machinery and equipment at our Newbury Park, California facility. This impairment charge was based on a recoverability analysis prepared by management as a result of the dramatic downturn in the market for wireless communications products and the related impact on our then-current and projected business outlook. Through the third quarter of fiscal 2001, we experienced a severe decline in factory utilization at the Newbury Park wafer fabrication facility and decreasing revenues, backlog, and new order volume. Management believed these factors, together with its decision to significantly reduce future capital expenditures for advanced process technologies and capacity beyond the then-current levels, indicated that the value of the Newbury Park facility may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from the manufacturing activities at the Newbury Park facility over a ten-year period. The estimated future cash flows were based on modest volume increases consistent with management's view of the outlook for the industry, partially offset by declining average selling prices. The declines in average selling prices were consistent with historical trends and management's decision to focus on existing products based on the current technology. Since the estimated undiscounted cash flows were less than the carrying value (approximately $106 million based on historical cost) of the related assets, it was concluded that an impairment loss should be recognized. The impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 30%, which management believed was commensurate with the underlying risks associated with the projected cash flows. We believe the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

*Restructuring Charges*

During the second and fourth quarters of fiscal 2003, we recorded $3.3 million and $2.9 million, respectively, in restructuring charges to provide for workforce reductions and the consolidation of facilities. The charges were based upon estimates of the cost of severance benefits for affected employees and lease cancellation, facility sales, and other costs related to the consolidation of facilities. Substantially all amounts accrued for these actions are expected to be paid within one year.

During fiscal 2002, we implemented a number of cost reduction initiatives to more closely align our cost structure with the then-current business environment. We recorded restructuring charges of approximately $3.0 million for costs related to the workforce reduction and the consolidation of certain facilities. Substantially all amounts accrued for these actions have been paid.

During fiscal 2001, Washington/Mexicali reduced its workforce by approximately 250 employees, including approximately 230 employees in manufacturing operations. Restructuring charges of $2.7 million were recorded for such actions and were based upon estimates of the cost of severance benefits for the affected employees. We have paid all amounts accrued for these actions.

Activity and liability balances related to the fiscal 2002 and fiscal 2003 restructuring actions are as follows (in thousands):

| | Fiscal 2002 Workforce Reductions | Fiscal 2002 Facility Closings and Other | Fiscal 2003 Workforce Reductions | Fiscal 2003 Facility Closings and Other | Total |
|---|---|---|---|---|---|
| Charged to costs and expenses | 2,923 | 97 | — | — | 3,020 |
| Cash payments | (2,225) | (13) | — | — | (2,238) |
| Restructuring balance, September 30, 2002 | 698 | 84 | — | — | 782 |
| Charged to costs and expenses | — | — | 4,819 | 1,405 | 6,224 |
| Cash payments | (698) | (47) | (3,510) | (1,236) | (5,491) |
| Restructuring balance, September 30, 2003 | $ — | $ 37 | $ 1,309 | $ 169 | $ 1,515 |

In addition, we assumed approximately $7.8 million of restructuring reserves from Alpha in connection with the Merger. During the fiscal years ended September 30, 2003 and 2002, payments related to the restructuring reserves assumed from Alpha were $4.7 million and $1.1 million, respectively. On September 30, 2003, this balance was $2.0 and primarily relates to payments on a lease that expires in 2008.

*Interest Expense*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Interest expense | $21,403 | 406.3% | $4,227 | N/A | $— |

Our debt at September 30, 2003 consists of $230 million of convertible subordinated Junior notes, $45 million of convertible senior subordinated notes, $41.7 million of borrowings under our receivable purchase agreement and a loan that matures in December 2003.

Our long-term debt primarily consists of $230 million of convertible subordinated Junior notes at a fixed interest rate of 4.75 percent due 2007. These Junior notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. We may redeem the Junior notes at any time after November 20, 2005. The redemption price of the Junior notes during the period between November 20, 2005 through November 14, 2006 will be $1,011.875 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, and the redemption price of the notes beginning on November 15, 2006 and thereafter will be $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Holders may require that we repurchase the Junior notes upon a change in control of the Company. We pay interest in cash semi-annually in arrears on May 15 and November 15 of each year.

In addition, our long-term debt includes $45 million of convertible senior subordinated notes at a fixed rate of 15 percent due June 30, 2005, which were issued as part of our debt refinancing with Conexant completed on November 13, 2002. These Senior notes can be converted into our common stock at a conversion rate based on the applicable conversion price, which is subject to adjustment based on, among other things, the market price of our common stock. Based on this adjustable conversion price, we expect that the maximum number of shares that could be issued under the Senior notes is approximately 7.1 million shares, subject to adjustment for stock splits and other similar dilutive occurrences. If the holder(s) of these Senior notes converted the notes at a price that is less than the original conversion price ($7.87) as the result of a decrease in the market price of our stock, we would be required to record a charge to interest expense in the period of conversion. At maturity (including upon certain acceleration events), we will pay the principal amount of the Senior notes by issuing a number of shares of common stock equal to the principal amount of the Senior notes then due and payable divided by the applicable conversion price in effect on such date, together with cash in lieu of any fractional shares. We may redeem the Senior notes at any time after May 12, 2004 at $1,030 per $1,000 principal amount of Senior notes to be redeemed, plus accrued and unpaid interest. The holder(s) may require that we repurchase the Senior notes upon a change in control of the Company. We pay interest in cash on the Senior notes on the last business day of each March, June, September and December of each year. Interest on the Senior notes is not deductible for tax purposes because of the conversion feature.

We entered into a receivables purchase agreement under which we have agreed to sell from time to time certain of our accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned, special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, National Association providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. Our short-term debt consists primarily of funds borrowed under the Facility Agreement. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in our results of operations. Interest related to the Facility Agreement is LIBOR plus 0.4% and was approximately 1.5% at September 30, 2003. We perform collections and administrative functions on behalf of Skyworks USA. As of September 30, 2003, Skyworks USA had borrowed $41.7 million under this agreement.

In addition, our short-term debt includes the remaining portion of a ten-year $960,000 loan from the State of Maryland under the Community Development Block Grant program due December 2003 at an interest rate of 5 percent.

*Other Income (Expense), Net*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | (In thousands) | | | |
| Other income (expense), net | $1,317 | nm | $(56) | (126.7)% | $210 |

nm = not meaningful

Other income (expense), net is comprised primarily of interest income on invested cash balances, foreign exchange gains/losses and other non-operating income and expense items.

*Provision for Income Taxes*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | Change | 2002 | Change | 2001 |
| | | | (In thousands) | | |
| Provision (benefit) for income taxes | $652 | nm | $(19,589) | nm | $1,619 |

As a result of our history of operating losses and the expectation of future operating results, we determined that it is more likely than not that historic and current year income tax benefits will not be realized except for certain future deductions associated with our foreign operations. Consequently, no United States income tax benefit has been recognized relating to the U.S. operating losses. As of September 30, 2003, we have established a valuation allowance against all of our net U.S. deferred tax assets. Deferred tax assets have been recognized for foreign operations when management believes they will be recovered during the carry forward period.

The provision (benefit) for income taxes for fiscal 2003, 2002 and 2001 consists of foreign income taxes incurred by foreign operations. We do not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized. In 2002, the provision for foreign income taxes was offset by a tax benefit of approximately $23 million related to the impairment of our Mexicali assets.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $3.8 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

### *Cumulative Effect of Change in Accounting Principle*

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002, and performed a transitional impairment test for goodwill. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. As part of the first step, we determined that we have one reporting unit for purposes of performing the fair-value based test of goodwill. This reporting unit is consistent with our single operating segment, which management determined is appropriate under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We completed step one and determined that our goodwill and unamortized intangible assets were impaired. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We completed step two and determined that the carrying amount of our goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle in fiscal 2003. In addition, we completed our annual goodwill impairment test for fiscal 2003 and determined that as of July 1, 2003, our goodwill was not further impaired.

### *Liquidity and Capital Resources*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | | (In thousands) | |
| Cash and cash equivalents at beginning of period | $ 53,358 | $ 1,998 | $ 4,179 |
| Net cash provided by (used in) operating activities | (72,052) | (99,094) | (89,406) |
| Net cash provided by (used in) investing activities | (44,282) | 70,042 | (51,118) |
| Net cash provided by (used in) financing activities | 224,482 | 80,412 | 138,343 |
| Cash and cash equivalents at end of period | $161,506 | $ 53,358 | $ 1,998 |

Cash and cash equivalents at September 30, 2003, 2002 and 2001 totaled $161.5 million, $53.4 million and $2.0 million, respectively. Working capital at September 30, 2003 was approximately $249.3 million compared to $79.8 million at September 30, 2002 and $60.5 million at September 30, 2001. Inventory turns were approximately 6.5 for fiscal 2003.

Cash used in operating activities was $72.1 million for fiscal 2003, reflecting a net loss of $451.4 million, offset by non-cash charges (primarily asset impairments, depreciation and amortization) of $489.2 million and a net decrease in working capital items of approximately $109.9 million, including $40.0 million of merger-related expense payments. As of September 30, 2003, substantially all amounts accrued for merger-related expenses have been paid. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002 and recorded a $397.1 million cumulative effect of a change in accounting principle, representing the difference between the implied fair value and carrying value of our goodwill. Operating results in fiscal 2003 improved when compared to fiscal 2002, primarily as the result of increased revenues and improved utilization of our manufacturing facilities.

Cash used in investing activities for fiscal 2003 primarily consisted of capital expenditures of $40.3 million. The capital expenditures for fiscal 2003 represent our continued investment in production and test facilities in addition to our commitment to invest in the capital needed to design new products and processes and address new opportunities to meet our customers' demands. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. Cash used in investing activities for fiscal 2003 also included $4.0 million of purchases of short-term investments. Our short-term investments are classified as held-to-maturity and consist primarily of commercial paper with original maturities of more than 90 days and less than twelve months.

On August 11, 2003 we filed a shelf registration statement on Form S-3 with the SEC with respect to the issuance of up to $250 million aggregate principal amount of securities, including debt securities, common or preferred shares, warrants or any combination thereof. This registration statement, which the SEC declared effective on August 28, 2003, provides us with greater flexibility and access to capital. On September 9, 2003 we issued 9.2 million shares of common stock under our shelf registration statement. Cash provided by financing activities for fiscal 2003 included approximately $102.2 million of net proceeds from this offering. We may from time to time issue securities under the remaining balance of the shelf registration statement for general corporate purposes.

Cash provided by financing activities for fiscal 2003 also included the net impact of our private placement of $230 million of 4.75 percent convertible subordinated notes due 2007 and related debt refinancing with Conexant on November 13, 2002. These subordinated notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The net proceeds from the note offering were principally used to prepay $105 million of the $150 million debt to Conexant relating to the purchase of the Mexicali Operations and prepay the $65 million principal amount outstanding as of November 13, 2002 under a separate loan facility with Conexant. In connection with our prepayment of $105 million of the $150 million debt owed to Conexant relating to the purchase of the Mexicali Operations, the remaining $45 million principal balance was exchanged for new 15 percent convertible senior subordinated notes with a maturity date of June 30, 2005. These senior subordinated notes can be converted into our common stock at a conversion rate based on the applicable conversion price, which is subject to adjustment based on, among other things, the market price of our common stock. Based on this adjustable conversion price, we expect that the maximum number of shares that could be issued under the senior subordinated notes is approximately 7.1 million shares, subject to adjustment for stock splits and other similar dilutive occurrences. In addition to the retirement of $170 million in principal amount of indebtedness owing to Conexant, we also retained approximately $53 million of net proceeds of the private placement to support our working capital needs. In addition, as of September 30, 2003, Skyworks USA had borrowed $41.7 million under our $50 million Facility Agreement secured by the purchased accounts receivable with Wachovia Bank, National Association.

Cash used in operating activities was $99.1 million and $89.4 million for fiscal 2002 and 2001, respectively. Operating cash flows for fiscal 2002 and 2001 reflect net losses of $236.1 million and $318.9 million, respectively, offset by non-cash charges (depreciation and amortization, asset impairments and an in-process research and development charge) of $221.6 million and $220.8 million, respectively, and a net increase in working capital of approximately $84.6 million and a net decrease of $8.7 million, respectively. During 2002 we consolidated facilities, reduced our work force and continued to implement cost saving initiatives. In addition, increased revenues and improved utilization of our manufacturing facilities contributed to improved operating results in fiscal 2002 when compared to fiscal 2001.

Cash provided by investing activities for fiscal 2002 consisted of capital expenditures of $29.4 million and dividends to Conexant of $3.1 million offset by cash received of $67.1 million as a result of the Merger and $35.4 million from the sale of short-term investments acquired in the Merger. Cash used in investing activities for fiscal 2001 consisted of capital expenditures of $51.1 million. The capital expenditures for fiscal 2002 reflect a significant reduction from annual capital expenditures in fiscal 2001, a key component of the cost reduction initiatives implemented in fiscal 2002.

Cash provided by financing activities consisted of net transfers from Conexant, pre-Merger, of $50.4 million and $138.3 million for fiscal 2002 and 2001, respectively. Cash provided by financing activities for fiscal 2002 also consisted of $30.0 million of proceeds from borrowings against the revolving credit facility with Conexant. Historically, Conexant managed cash on a centralized basis. Cash receipts associated with Washington/Mexicali's business were generally collected by Conexant, and Conexant generally made disbursements on behalf of Washington/Mexicali.

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements and operating leases at September 30, 2003 (see Notes 8 and 13 of the consolidated financial statements), in thousands:

| Obligation | Total | 1-3 Years | 4-5 Years | Thereafter |
|---|---|---|---|---|
| Debt | $316,681 | $ 86,681 | $230,000 | $ — |
| Purchase obligations | 51,507 | 51,507 | — | — |
| Operating leases | 34,132 | 18,285 | 8,813 | 7,034 |
| | $402,320 | $156,473 | $238,813 | $7,034 |

Under supply agreements entered into with Conexant and Jazz Semiconductor, we receive wafer fabrication, wafer probe and certain other services from Jazz Semiconductor. Pursuant to these supply agreements, we are committed to obtain certain minimum wafer volumes from Jazz Semiconductor. Our expected minimum purchase obligations under these supply agreements are anticipated to be approximately $39 million and $13 million in fiscal 2004 and 2005, respectively.

Based on our fiscal 2003 results of operations and current trends, and after giving effect to the net proceeds we received in our private placement of 4.75 percent convertible subordinated notes due 2007, our debt refinancing with Conexant, our common stock public offering and our Facility Agreement, we expect our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditures, debt obligations, purchase obligations, working capital and other cash requirements for at least the next twelve months.

### *Other Matters*

Inflation did not have a significant impact upon our results of operations during the three-year period ended September 30, 2003.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangibles." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives are not amortized into results of operations, but instead are evaluated at least annually for impairment and written down when the recorded value exceeds the estimated fair value. We adopted SFAS No. 142 on October 1, 2002, and performed a transitional impairment test for goodwill. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. As part of the first step, we determined that we have one reporting unit for purposes of performing the fair-value based test of goodwill. This reporting unit is consistent with its single operating segment, which management determined is appropriate under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We completed step one and determined that our goodwill and unamortized intangible assets were impaired. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We completed step two and determined that the carrying amount of our goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle in fiscal 2003. In addition, we completed our annual goodwill impairment test for fiscal 2003 and determined that as of July 1, 2003, our goodwill was not further impaired.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted the provisions or SFAS No. 143 on October 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. We adopted SFAS No. 144 on October 1, 2002 and recorded asset impairment charges in accordance with its guidance during the fourth quarter of fiscal 2003. These charges primarily related to certain infrastructure products manufactured at our Woburn, Massachusetts and Adamstown, Maryland facilities.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No.'s 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections," effective for fiscal years beginning May 15, 2002 or later. It rescinds SFAS No. 4, "Reporting Gains and Losses From Extinguishments of Debt," SFAS No. 64, "Extinguishments of Debt to Satisfy Sinking-Fund Requirements," and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. We adopted SFAS No. 145 on October 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This Statement is effective for exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on October 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. We adopted FIN 45 on January 1, 2003 and its adoption did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS No. 148 is effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on December 15, 2002 and continues to follow APB No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies situations in which entities shall be subject to consolidation. FIN 46 is effective for all variable interest entities created after January 31, 2003. We adopted FIN 46 on April 1, 2003 and its adoption did not have an impact on our financial position or results of operations.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks, such as changes in currency and interest rates, that arise from normal business operation. Our financial instruments include cash and cash equivalents, short-term debt and long-term debt. Our main investment objective is the preservation of investment capital. Consequently, we invest with only high-credit-quality issuers and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of September 30, 2003, the carrying value of our cash and cash equivalents approximates fair value.

Our short-term debt primarily consists of borrowings under our receivables purchase agreement. As of September 30, 2003, we had borrowed $41.7 million under this agreement. In addition, our short-term debt includes the remaining portion of a ten-year $960,000 loan from the State of Maryland under the Community Development Block Grant program due December 2003 at an interest rate of 5 percent. Interest related to our short-term debt is at a fixed rate. Consequently, we do not have significant cash flow exposure on our short-term debt.

We issued fixed-rate debt, which is convertible into our common stock at a predetermined or market related conversion price. Convertible debt has characteristics that give rise to both interest-rate risk and market risk because the fair value of the convertible security is affected by both the current interest-rate environment and the price of the underlying common stock. For the year ended September 30, 2003 our convertible debt, on an if-converted basis, was not dilutive and, as a result, had no impact on our net income per share (assuming dilution). In future periods, the debt may be converted, or the if-converted method may be dilutive and net income per share (assuming dilution) would be reduced. Our long-term debt consists of $230 million of 4.75 percent unsecured convertible subordinated notes due November 2007 and $45 million of 15 percent unsecured convertible senior subordinated notes due June 2005. We do not believe that we have significant cash flow exposure on our long-term debt.

Based on our overall evaluation of our market risk exposures from all of our financial instruments at September 30, 2003 a near-term change in market rates would not materially affect our consolidated financial position, results of operations or cash flows.

## CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Words such as "believes," "expects," "may," "will," "would," "should," "could," "seek," "intends," "plans," "potential," "continue," "estimates," "anticipates," "predicts," and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements. Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed with the SEC in evaluating our forward-looking statements, including but not limited to our annual report on Form 10-K for the fiscal year ended October 3, 2003. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

## SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and ended on October 3, 2003 and fiscal years 2002 and 2001 each consisted of 52 weeks and ended on September 27, 2002 and September 28, 2001, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month. The following balance sheet data and statements of operations data for the five years ended September 30, 2003 were derived from our audited consolidated financial statements. Consolidated balance sheets at September 30, 2003 and 2002 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended September 30, 2003 and notes thereto appear elsewhere in this annual report.

Because the Merger was accounted for as a reverse acquisition, a purchase of Alpha by Washington/Mexicali, the historical financial statements of Washington/Mexicali became the historical financial statements of Skyworks after the Merger. The historical information provided below does not include the historical financial results of Alpha for periods prior to June 25, 2002, the date the Merger was consummated. The historical financial information may not be indicative of the Company's future performance and does not reflect what the results of operations and financial position prior to the Merger would have been had Washington/Mexicali operated independently of Conexant during the periods presented prior to the Merger or had the results of Alpha been combined with those of Washington/Mexicali during the periods presented prior to the Merger.

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002(1) | 2001(1) | 2000(1) | 1999(1) |
| | (In thousands) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net revenues | $ 617,789 | $ 457,769 | $ 260,451 | $378,416 | $216,415 |
| Cost of goods sold(2) | 380,465 | 331,608 | 311,503 | 270,170 | 134,539 |
| Gross profit (loss) | 237,324 | 126,161 | (51,052) | 108,246 | 81,876 |
| Operating expenses: | | | | | |
| Research and development | 151,762 | 132,603 | 111,053 | 91,616 | 66,457 |
| Selling, general and administrative | 80,222 | 50,178 | 51,267 | 52,422 | 27,202 |
| Amortization of intangible assets(3) | 4,386 | 12,929 | 15,267 | 5,327 | — |
| Purchased in-process research and development(4) | — | 65,500 | — | 24,362 | — |
| Special charges(5) | 34,493 | 116,321 | 88,876 | — | 1,432 |
| Total operating expenses | 270,863 | 377,531 | 266,463 | 173,727 | 95,091 |
| Operating loss | (33,539) | (251,370) | (317,515) | (65,481) | (13,215) |
| Interest expense | (21,403) | (4,227) | — | — | — |
| Other income (expense), net | 1,317 | (56) | 210 | 142 | (54) |
| Loss before income taxes and cumulative effect of change in accounting principle | (53,625) | (255,653) | (317,305) | (65,339) | (13,269) |
| Provision (benefit) for income taxes | 652 | (19,589) | 1,619 | 1,140 | 1,646 |
| Loss before cumulative effect of change in accounting principle | (54,277) | (236,064) | (318,924) | (66,479) | (14,915) |
| Cumulative effect of change in accounting principle, net of tax(6) | (397,139) | — | — | — | — |
| Net loss | $ (451,416) | $ (236,064) | $(318,924) | $(66,479) | $(14,915) |

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002(1) | 2001(1) | 2000(1) | 1999(1) |
| | | | (In thousands) | | |
| Per share information(7): | | | | | |
| Loss before income taxes and cumulative effect of change in accounting principle | $ (0.39) | $ (1.72) | | | |
| Cumulative effect of change in accounting principle, net of tax(6) | $ (2.85) | — | | | |
| Net loss | $ (3.24) | $ (1.72) | | | |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 249,279 | $ 79,769 | $ 60,540 | $135,649 | $ 55,374 |
| Total assets | 1,090,668 | 1,346,912 | 314,287 | 501,553 | 291,909 |
| Long-term liabilities | 280,677 | 184,309 | 3,806 | 3,767 | 3,335 |
| Stockholders' equity | 673,175 | 1,014,976 | 287,661 | 466,416 | 275,568 |

(1) The Merger was completed on June 25, 2002. Financial statements for periods prior to June 26, 2002 represent Washington/Mexicali's combined results and financial condition. Financial statements for periods after June 26, 2002 represent the consolidated results and financial condition of Skyworks, the combined company.

(2) In fiscal 2001, the Company recorded $58.7 million of inventory write-downs.

(3) Amounts in fiscal 2003 primarily reflect amortization of current technology and customer relationships acquired in the Merger. Amounts in fiscal 2002, 2001 and 2000, primarily reflect amortization of goodwill and other intangible assets related to the acquisition of Philsar Semiconductor Inc. in fiscal 2000.

(4) In fiscal 2002 and fiscal 2000, the Company recorded purchased in-process research and development charges of $65.5 million and $24.4 million, respectively, related to the Merger and the acquisition of Philsar Semiconductor Inc., respectively.

(5) In fiscal 2003, the Company recorded special charges of $34.5 million, principally related to the impairment of assets related to the Company's infrastructure products and certain restructuring charges. In fiscal 2002, the Company recorded special charges of $116.3 million, principally related to the impairment of the assembly and test machinery and equipment and the related facility in Mexicali, Mexico, and the write-off of goodwill and other intangible assets related to Philsar Semiconductor Inc. In fiscal 2001, the Company recorded special charges of $88.9 million, principally related to the impairment of certain wafer fabrication assets and restructuring activities.

(6) The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002. As a result of this adoption, the Company performed a transitional evaluation of its goodwill and intangible assets with indefinite lives. Based on this transitional evaluation, the Company determined that its goodwill was impaired and recorded a $397.1 million cumulative effect of a change in accounting principle in fiscal 2003.

(7) Prior to the Merger with Alpha Industries, Inc., Washington/Mexicali had no separate capitalization. Therefore, a calculation cannot be performed for weighted average shares outstanding to then calculate earnings per share.

## CONSOLIDATED BALANCE SHEETS

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| | (In thousands, except per share amounts) | |
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 161,506 | $ 53,358 |
| Short-term investments | 3,988 | — |
| Restricted cash | 5,312 | — |
| Receivables, net of allowance for doubtful accounts of $1,979 and $1,324, respectively | 144,267 | 94,425 |
| Inventories | 58,168 | 55,643 |
| Other current assets | 12,854 | 23,970 |
| Total current assets | 386,095 | 227,396 |
| Property, plant and equipment, less accumulated depreciation and amortization of $232,480 and $202,436, respectively | 121,556 | 143,773 |
| Property held for sale | 6,209 | — |
| Goodwill | 505,514 | 905,219 |
| Intangible assets, less accumulated amortization of $4,460 and $915, respectively | 22,181 | 35,467 |
| Deferred tax asset | 22,766 | 22,487 |
| Other assets | 26,347 | 12,570 |
| Total assets | $1,090,668 | $1,346,912 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Current maturities of long-term debt | $ 29 | $ 129 |
| Short-term debt | 41,652 | — |
| Accounts payable | 50,369 | 45,350 |
| Accrued compensation and benefits | 16,963 | 17,585 |
| Other current liabilities | 27,803 | 84,563 |
| Total current liabilities | 136,816 | 147,627 |
| Long-term debt, less current maturities | 275,000 | 180,039 |
| Other long-term liabilities | 5,677 | 4,270 |
| Total liabilities | 417,493 | 331,936 |
| Commitments and contingencies | — | — |
| **Stockholders' equity:** | | |
| Preferred stock, no par value: 25,000 authorized, no shares issued | — | — |
| Common stock, $0.25 par value: 525,000 shares authorized; 148,604 and 137,589 shares issued and outstanding, respectively | 37,151 | 34,397 |
| Additional paid-in capital | 1,258,265 | 1,150,856 |
| Accumulated deficit | (621,609) | (170,193) |
| Accumulated comprehensive loss | (632) | — |
| Deferred compensation, net of accumulated amortization of $137 and $53, respectively | — | (84) |
| Total stockholders' equity | 673,175 | 1,014,976 |
| Total liabilities and stockholders' equity | $1,090,668 | $1,346,912 |

The accompanying notes are an integral part of these consolidated financial statements.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | (In thousands, except per share amounts) | | |
| Net revenues | $ 617,789 | $ 457,769 | $ 260,451 |
| Cost of goods sold | 380,465 | 331,608 | 311,503 |
| Gross profit (loss) | 237,324 | 126,161 | (51,052) |
| Operating expenses: | | | |
| Research and development | 151,762 | 132,603 | 111,053 |
| Selling, general and administrative | 80,222 | 50,178 | 51,267 |
| Amortization of intangible assets | 4,386 | 12,929 | 15,267 |
| Purchased in-process research and development | — | 65,500 | — |
| Special charges | 34,493 | 116,321 | 88,876 |
| Total operating expenses | 270,863 | 377,531 | 266,463 |
| Operating loss | (33,539) | (251,370) | (317,515) |
| Interest expense | (21,403) | (4,227) | — |
| Other income (expense), net | 1,317 | (56) | 210 |
| Loss before income taxes and cumulative effect of change in accounting principle | (53,625) | (255,653) | (317,305) |
| Provision (benefit) for income taxes | 652 | (19,589) | 1,619 |
| Loss before cumulative effect of change in accounting principle | (54,277) | (236,064) | (318,924) |
| Cumulative effect of change in accounting principle, net of tax | (397,139) | — | — |
| Net loss | $(451,416) | $(236,064) | $(318,924) |
| Per share information: | | | |
| Loss before cumulative effect of change in accounting principle, basic and diluted(1) | $ (0.39) | $ (1.72) | |
| Cumulative effect of change in accounting principle, net of tax, basic and diluted(1) | (2.85) | — | |
| Net loss, basic and diluted(1) | $ (3.24) | $ (1.72) | |
| Number of weighted-average shares used in per share computations, basic and diluted(1) | 139,376 | 137,416 | |

(1) See Note 2 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock Shares | Common Stock Par Value | Additional Paid-in Capital | Conexant's Net Investment | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Unearned Compensation |
|---|---|---|---|---|---|---|---|
| | | | | (In thousands) | | | |
| Balance at September 30, 2000 | — | — | | 466,468 | — | (52) | — |
| Net loss | — | — | | (318,924) | — | — | — |
| Foreign currency translation adjustment | — | — | | — | — | (232) | — |
| Contribution of additional assets related to business acquired | — | — | | 2,058 | — | — | — |
| Net transfers from Conexant | — | — | | 138,343 | — | — | — |
| Balance at September 30, 2001 | — | — | — | 287,945 | — | (284) | — |
| Net loss | — | — | — | (66,280) | (170,193) | — | — |
| Foreign currency translation adjustment | — | — | | — | — | 409 | — |
| Net transfers from Conexant | — | — | | 50,404 | — | — | — |
| Dividend(1) | — | — | | (204,716) | — | — | — |
| Recapitalization as a result of purchase accounting under a reverse acquisition | 137,368 | 34,342 | 1,149,965 | (67,353) | — | (125) | (137) |
| Issuance of common shares for purchase plans, 401k and stock options | 221 | 55 | 861 | — | — | — | — |
| Amortization of unearned compensation | — | — | — | — | — | — | 53 |
| Compensation expense | — | — | 30 | — | — | — | — |
| Balance at September 30, 2002 | 137,589 | $34,397 | $1,150,856 | $ — | $(170,193) | $ — | $ (84) |
| Net loss | — | — | — | — | (451,416) | — | — |
| Issuance of common shares in offering, net of expenses | 9,200 | 2,300 | 99,888 | — | — | — | — |
| Issuance of common shares for purchase plans, 401k and stock options | 1,769 | 442 | 8,607 | — | — | — | — |
| Amortization of unearned compensation | — | — | — | — | — | — | 84 |
| Adjustment to recapitalization as a result of purchase accounting under a reverse acquisition(2) | — | — | (1,543) | — | — | — | — |
| Minimum pension liability adjustment | — | — | — | — | — | (632) | — |
| Issuance of common shares in trademark settlement | 46 | 12 | 457 | — | — | — | — |
| Balance at September 30, 2003 | 148,604 | $37,151 | $1,258,265 | $ — | $(621,609) | $(632) | $ — |

(1) The dividend to Conexant represents the payment for the Mexicali operations ($150 million), the net assets retained by Conexant in connection with the spin-off, primarily accounts receivable net of accounts payable, and the assumption of certain Conexant liabilities by the Company.

(2) Represents an adjustment to recapitalization as a result of purchase accounting under a reverse acquisition, as reported in fiscal 2002, based on final valuations derived in fiscal 2003.

The accompanying notes are an integral part of these consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | | (In thousands) | |
| **Cash flows from operating activities:** | | | |
| Net loss | $(451,416) | $ (236,064) | $(318,924) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation | 36,941 | 47,695 | 58,708 |
| Amortization | 4,386 | 12,931 | 15,267 |
| Amortization of deferred financing costs | 2,123 | — | — |
| Contribution of common shares to Savings and Retirement Plan | 7,482 | 874 | — |
| Gain on sales of assets | 1,802 | 209 | 80 |
| Deferred income taxes | 351 | (23,117) | — |
| Purchased in-process research and development | — | 65,500 | — |
| Asset impairments | 425,407 | 111,817 | 86,209 |
| Provision for losses (recoveries) on accounts receivable | 1,156 | (512) | (468) |
| Inventory provisions | 9,577 | 6,225 | 60,978 |
| Changes in assets and liabilities, net of acquisition: | | | |
| Receivables | (50,998) | (85,590) | 27,276 |
| Inventories | (12,102) | (7,934) | (8,378) |
| Other assets | 6,369 | (8,292) | (1,604) |
| Accounts payable | 5,019 | 36,635 | (2,547) |
| Other liabilities | (58,149) | (19,471) | (6,003) |
| Net cash provided by (used in) operating activities | (72,052) | (99,094) | (89,406) |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (40,294) | (29,412) | (51,118) |
| Cash, cash equivalents and short-term investments of acquired business | — | 67,102 | — |
| Sale of short-term investments | — | 35,422 | — |
| Purchase of short-term investments | (3,988) | — | — |
| Dividend to Conexant | — | (3,070) | — |
| Net cash provided by (used in) investing activities | (44,282) | 70,042 | (51,118) |
| **Cash flows from financing activities:** | | | |
| Proceeds from unsecured notes offering | 230,000 | — | — |
| Net proceeds from common stock public offering | 102,188 | — | — |
| Deferred financing costs | (10,474) | — | — |
| Restricted cash | (5,312) | — | — |
| Net transfers from Conexant | — | 50,404 | 138,343 |
| Proceeds from short-term debt | 41,652 | 30,000 | — |
| Payments on long-term debt | (135,139) | (34) | — |
| Exercise of stock options | 1,567 | 42 | — |
| Net cash provided by (used in) financing activities | 224,482 | 80,412 | 138,343 |
| Net increase (decrease) in cash and cash equivalents | 108,148 | 51,360 | (2,181) |
| Cash and cash equivalents at beginning of period | 53,358 | 1,998 | 4,179 |
| Cash and cash equivalents at end of period | $ 161,506 | $ 53,358 | $ 1,998 |
| **Supplemental cash flow disclosures:** | | | |
| Taxes paid | $ 517 | $ 832 | $ — |
| Interest paid | $ 21,061 | $ 323 | $ — |
| **Supplemental disclosure of non-cash activities:** | | | |
| Acquisition of Alpha Industries, Inc. | $ — | $1,183,105 | $ — |
| Dividend to Conexant | $ — | $ 201,646 | $ — |
| Conexant debt refinancing | $ 45,000 | $ — | $ — |
| Stock issued for trademark settlement | $ 469 | $ — | $ — |

The accompanying notes are an integral part of these consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1. Description of Business and Basis of Presentation

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a leading wireless semiconductor company focused exclusively on radio frequency ("RF") and complete cellular system solutions for mobile communications applications. The Company offers front-end modules, RF subsystems and cellular systems to leading wireless handset and infrastructure customers.

On June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, as amended as of April 12, 2002, by and among Alpha Industries, Inc. ("Alpha"), Conexant Systems, Inc. ("Conexant") and Washington Sub, Inc. ("Washington"), a wholly owned subsidiary of Conexant to which Conexant spun off its wireless communications business, including its gallium arsenide wafer fabrication facility located in Newbury Park, California, but excluding certain assets and liabilities, Washington merged with and into Alpha with Alpha as the surviving entity (the "Merger"). Following the Merger, Alpha changed its corporate name to Skyworks Solutions, Inc.

Immediately following completion of the Merger, the Company purchased Conexant's semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico, and certain related operations ("Mexicali Operations") for $150 million. For financial accounting purposes, the sale of the Mexicali Operations by Conexant to Skyworks Solutions was treated as if Conexant had contributed the Mexicali Operations to Washington as part of the spin-off, and the $150 million purchase price was treated as a return of capital to Conexant. For purposes of these financial statements, the Washington business and the Mexicali Operations are collectively referred to as Washington/Mexicali. References to the "Company" refer to Washington/Mexicali for all periods prior to June 26, 2002, and to the combined company following the Merger.

The Merger was accounted for as a reverse acquisition whereby Washington was treated as the acquirer and Alpha as the acquiree, primarily because Conexant shareholders owned a majority, approximately 67 percent, of the Company upon completion of the Merger. Under a reverse acquisition, the purchase price of Alpha was based upon the fair market value of Alpha common stock for a reasonable period of time before and after the announcement date of the Merger and the fair value of Alpha stock options. The purchase price of Alpha was allocated to the assets acquired and liabilities assumed by Washington, as the acquiring company for accounting purposes, based upon their estimated fair market value at the acquisition date. Because the historical financial statements of the Company after the Merger do not include the historical financial results of Alpha for periods prior to June 25, 2002, the financial statements may not be indicative of future results of operations and are not indicative of the historical results that would have resulted if the Merger had occurred at the beginning of a historical financial period.

The financial statements prior to the Merger were prepared using Conexant's historical basis in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. Management believes the assumptions underlying the financial statements are reasonable. However, there can be no assurance that the financial information included herein reflects the combined assets, liabilities, operating results and cash flows of the Company in the future or what they would have been had Washington/Mexicali been a separate stand-alone entity and independent of Conexant during the periods presented.

Conexant used a centralized approach to cash management and the financing of its operations. Cash deposits from Washington/Mexicali were transferred to Conexant on a regular basis and were netted against Conexant's net investment. As a result, none of Conexant's cash, cash equivalents, marketable securities or debt was allocated to Washington/Mexicali in the financial statements. Cash and cash equivalents in the financial statements, prior to the acquisition, represented amounts held by certain foreign operations of Washington/Mexicali. Changes in equity represented funding from Conexant for working capital and capital expenditure requirements after giving effect to Washington/Mexicali's transfers to and from Conexant for its cash flows from operations through June 25, 2002.

Historically, Conexant provided financing for Washington/Mexicali and incurred debt at the parent level. The financial statements for the periods prior to June 25, 2002 of Washington/Mexicali do not include an allocation of Conexant's debt or the related interest expense. Therefore, the financial statements do not necessarily reflect the financial position and results of operations of Washington/Mexicali had it been an independent company as of the dates, and for the periods, presented.

The financial statements for the periods prior to the Merger also include allocations of certain Conexant operating expenses for research and development, legal, accounting, treasury, human resources, real estate, information systems, distribution, customer service, sales, marketing, engineering and other corporate services provided by Conexant, including executive salaries and other costs. The operating expense allocations have been determined on bases that management considered to be reasonable reflections of the utilization of services provided to, or the benefit received by, Washington/Mexicali. Management believes that the expenses allocated to Washington/Mexicali are representative of the operating expenses that would have been incurred had Washington/Mexicali operated as an independent company. Since the date of the Merger, the Company has been performing these functions using its own resources or purchased services, including certain services obtained from Conexant pursuant to a transition services agreement, most of which expired on December 31, 2002. The Company expects to transition the remaining services from Conexant to third party providers before the end of fiscal 2004.

## Note 2. Summary of Significant Accounting Policies

***Principles of Consolidation:***

The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

***Fiscal Year:***

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and fiscal years 2002 and 2001 each consisted of 52 weeks. Fiscal years 2003, 2002 and 2001 ended on October 3, 2003, September 27, 2002 and September 28, 2001, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month.

***Use of Estimates:***

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

The combined financial statements have been prepared using Conexant's historical basis in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. The Company believes the assumptions underlying the financial statements are reasonable. However, the Company cannot assure you that the financial information included herein reflects the combined assets, liabilities, operating results and cash flows of the Company in the future or what they would have been had Washington/Mexicali been a separate stand-alone entity and independent of Conexant during the periods presented.

***Revenue Recognition:***

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

***Cash and Cash Equivalents:***

Cash and cash equivalents include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

***Short-term Investments:***

The Company's short-term investments are classified as held-to-maturity. These investments consist of commercial paper with original maturities of more than 90 days but less than twelve months. Such short-term investments are carried at amortized cost, which approximates fair value, due to the short period of time to maturity. Gains and losses are included in investment income in the period they are realized.

***Restricted Cash:***

Restricted cash is used to collateralize the Company's obligation under a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, National Association providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. See Note 8.

***Accounts Receivable:***

Accounts receivable consist of amounts due from normal business activities. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make future payments, additional allowances may be required.

***Inventories:***

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of six months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

***Property, Plant and Equipment:***

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for financial reporting and accelerated methods for tax purposes. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

***Property Held for Sale:***

Property held for sale at September 30, 2003 relates to land and buildings no longer in use and is recorded at estimated fair value less estimated selling costs. The Company is actively marketing the property held for sale.

***Valuation of Long-lived Assets:***

Carrying values for long-lived assets and definitive lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connections with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was adopted on October 1, 2002. Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using discounted cash flows.

***Goodwill and Intangible Assets:***

Goodwill and intangible assets are principally the result of the Merger with Washington/Mexicali completed on June 25, 2002. The Company adopted SFAS No. 142, "Goodwill and Other Intangibles," on October 1, 2002 and performed a transitional impairment test for goodwill in fiscal 2003. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives are not amortized into results of operations, but instead are evaluated at least annually for impairment and written down when the recorded value exceeds the estimated fair value. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. As part of the first step, the Company determined that it has one reporting unit for purposes of performing the fair-value based test of goodwill. This reporting unit is consistent with the Company's single operating segment, which management determined is appropriate under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company completed step one and determined that its goodwill and unamortized intangible assets were impaired. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company completed step two and determined that the carrying amount of its goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle in fiscal 2003. The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company completed its annual goodwill impairment test for fiscal 2003 and determined that as of July 1, 2003, its goodwill was not further impaired.

*Deferred Financing Costs:*

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing.

*Income Taxes:*

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

*Research and Development Expenditures:*

Research and development costs are expensed as incurred.

*Product Warranties:*

Warranties are offered on the sale of certain products and an accrual is recorded for estimated claims. The changes in the warranty reserve are as follows:

| | |
|---|---|
| Warranty balance, September 30, 2001 | $ 3,414 |
| Additions | 14,000 |
| Cash payments and reductions | (4,042) |
| Warranty balance, September 30, 2002 | 13,372 |
| Additions | — |
| Cash payments and reductions | (7,241) |
| Warranty balance, September 30, 2003 | $ 6,131 |

*Foreign Currency Translation and Remeasurement:*

The foreign operations of the Company are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for the Company's foreign operations is the U.S. dollar. Exchange gains and losses resulting from transactions denominated in currencies other than the functional currency are included in the results of operations for the year. Inventories, property, plant and equipment, goodwill and intangible assets, costs of goods sold, and depreciation and amortization are remeasured from the foreign currency into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates.

Gains and losses resulting from these remeasurements are included in results of operations. The Company recorded a gain of $0.4 million related to these remeasurements in fiscal 2003.

***Stock Option Plans:***

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." APB No. 25 provides that compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of stock options granted and the Company recognizes compensation expense in its statement of operations using the straight-line method over the vesting period for fixed awards. Under SFAS No. 123, the fair value of stock options at the date of grant is recognized in earnings over the vesting period of the options. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS No. 148 is effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on December 27, 2002 and continues to follow APB No. 25 in accounting for employee stock options.

No stock-based employee compensation cost is reflected in net income, as all options granted under the Company's stock-based employee compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Prior to the Merger with Alpha Industries, Inc., Conexant's wireless business had no separate capitalization. Therefore, the Company had no stock-based compensation prior to June 25, 2002.

Had compensation cost for the Company's stock option and stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) would have been as follows:

| | Years Ended September 30, | |
|---|---|---|
| | 2003 | 2002 |
| | (In thousands, except per share amounts) | |
| Reported net loss | $(451,416) | $(236,064) |
| Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | 4,923 | 285 |
| Adjusted net loss | $(456,339) | $(236,349) |
| Per share information: | | |
| Basic and diluted: | | |
| Reported net loss | $ (3.24) | $ (1.72) |
| Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (0.03) | — |
| Adjusted net loss | $ (3.27) | $ (1.72) |

For purposes of pro forma disclosures under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. The fair value of the options granted has been estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

| | 2003 | 2002 |
|---|---|---|
| Expected volatility | 95% | 70% |
| Risk free interest rate | 2.5% | 2.2% |
| Dividend yield | — | — |
| Expected option life (years) | 4.5 | 4.5 |
| Weighted average fair value of options granted | $2.57 | $1.87 |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions, including the expected stock price volatility. Because options held by employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reasonable measure of the fair value of these options.

*Earnings Per Share:*

Prior to the Merger with Alpha, Conexant's wireless business had no separate capitalization. Therefore, a calculation cannot be performed for weighted average shares outstanding to then calculate earnings per share. Basic earnings per share is calculated by dividing net income (loss) by the assumed weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of stock options and a stock warrant, using the treasury stock method, and debt securities on an if converted basis, if their effect is dilutive. For the year ended September 30, 2003, debt securities convertible into 31.1 million shares, stock options exercisable into 25.8 million shares and a warrant to purchase 1.0 million shares were outstanding but not included in the computation of diluted earnings per share as the net loss for this period would have made their effect anti-dilutive. For the year ended September 30, 2002, options to purchase 31.3 million shares were outstanding but not included in the computation of diluted earnings per share as the net loss for this period would have made their effect anti-dilutive.

*Pensions and Retiree Medical Benefits:*

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately twenty Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees.

The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in Note 12 to the Consolidated Financial Statements, include discount rate, expected return on plan assets and future trends in health care costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses.

Annual pension and retiree medical expense is principally the sum of three components: 1) increase in liability from interest; less 2) expected return on plan assets; and 3) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plan. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.

*Comprehensive Income (Loss):*

The Company accounts for comprehensive income (loss) in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Comprehensive loss presented in the combined financial statements of Conexant's net investment consists of Washington/Mexicali's net loss and foreign currency translation adjustments prior to the Merger. The foreign currency translation adjustments are not recorded net of any tax effect, as management does not expect to incur any tax liability or benefit related thereto. Accumulated other comprehensive loss, prior to the Merger, is included in Conexant's net investment in the combined balance sheets. Comprehensive loss, for periods subsequent to the Merger, consists of an adjustment to the Company's minimum pension liability.

An analysis of other comprehensive income (loss) follows (in thousands):

| | Foreign Currency Translation | Pension Adjustments | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|
| Balance as of September 30, 2001 | $(284) | $ — | $(284) |
| Change in period | 409 | — | 409 |
| Balance retained by Conexant | (125) | — | (125) |
| Balance as of September 30, 2002 | — | — | — |
| Change in period | — | (632) | (632) |
| Balance as of September 30, 2003 | $ — | $(632) | $(632) |

*Reclassifications:*

Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

*Recent Accounting Pronouncements:*

During fiscal 2003, the Company adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and FIN 46, "Consolidation of Variable Interest Entities" with no material impact to the consolidated financial statements. The disclosure requirements of FIN 45 are addressed in Note 15.

## Note 3. Business Combinations

*Merger with Conexant Systems, Inc.'s Wireless Business*

On December 16, 2001, Alpha, Conexant and Washington, a wholly owned subsidiary of Conexant, entered into a definitive agreement providing for the combination of Conexant's wireless business with Alpha. Under the terms of the agreement, Conexant spun off its wireless business into Washington, including its gallium arsenide wafer fabrication facility located in Newbury Park, California, but excluding certain assets and liabilities, followed immediately by the Merger of this wireless business into Alpha with Alpha as the surviving entity in the Merger. The Merger was completed on June 25, 2002. Following the Merger, Alpha changed its corporate name to Skyworks Solutions, Inc.

Immediately following completion of the Merger, the Company purchased the Mexicali Operations for $150 million. For financial accounting purposes, the sale of the Mexicali Operations by Conexant to Skyworks Solutions was treated as if Conexant had contributed the Mexicali Operations to Washington as part of the spin-off, and the $150 million purchase price was treated as a return of capital to Conexant.

The Merger was accounted for as a reverse acquisition whereby Washington was treated as the acquirer and Alpha as the acquiree, primarily because Conexant shareholders owned a majority, approximately 67 percent, of the Company upon completion of the Merger. Under a reverse acquisition, the purchase price of Alpha was based upon the fair market value of Alpha common stock for a reasonable period of time before and after the announcement date of the Merger and the fair value of Alpha stock options. The purchase price of Alpha was allocated to the assets acquired and liabilities assumed by Washington, as the acquiring company for accounting purposes, based upon their estimated fair market value at the acquisition date. Because the Merger was accounted for as a purchase of Alpha, the historical financial statements of Washington/Mexicali became the historical financial statements of the Company after the Merger. Since the historical financial statements of the Company after the Merger do not include the historical financial results of Alpha for periods prior to June 25, 2002, the financial statements may not be indicative of future results of operations and are not indicative of the historical results that would have resulted if the Merger had occurred at the beginning of a historical financial period.

In connection with the Merger, the Company identified duplicate facilities resulting in a write-down of fixed assets with historical carrying values of $92.4 million to $20.2 million, a reduction in workforce of approximately 210 employees at a cost of $4.8 million and facility exit or closing costs of $3.1 million. The effects of these actions are reflected in the purchase price allocation below.

The total purchase price was valued at approximately $1.2 billion and is summarized as follows:

| | (In thousands) |
|---|---|
| Fair market value of Alpha common stock | $1,054,111 |
| Fair value of Alpha stock options | 95,388 |
| Estimated transaction costs of acquirer | 33,606 |
| Total | $1,183,105 |

The purchase price was allocated as follows:

| | (In thousands) |
|---|---|
| Working capital | $ 120,977 |
| Property, plant and equipment | 59,767 |
| Amortized intangible assets | 34,082 |
| Unamortized intangible assets | 2,300 |
| Goodwill | 902,653 |
| In-process research and development | 65,500 |
| Long-term debt | (73) |
| Other long-term liabilities | (2,236) |
| Deferred compensation | 135 |
| Total | $1,183,105 |

The following unaudited pro forma financial information presents the consolidated operations of the Company as if the June 25, 2002 Merger had occurred as of the beginning of the periods presented. This information gives effect to certain adjustments including increased amortization of intangibles and increased interest expense related to debt issued in conjunction with the Merger. In-process research and development of $65.5 million and other Merger-related expenses of $28.8 million have been excluded from the pro forma results as they are non-recurring and not indicative of normal operating results. This information is provided for illustrative purposes only, and is not necessarily indicative of the operating results that would have occurred had the Merger been consummated at the beginnings of the periods presented, nor is it necessarily indicative of any future operating results.

| | Years Ended September 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands, except per share data) | |
| Net revenue | $ 543,091 | $ 458,352 |
| Net loss | $(301,684) | $(328,981) |
| Net loss per share (basic and diluted) (1) | $ (2.20) | |

(1) See Note 2 to the consolidated financial statements

In connection with the Merger, $65.5 million was allocated to purchased in-process research and development and expensed immediately upon completion of the acquisition (as a charge not deductible for tax purposes) because the technological feasibility of certain products under development had not been established and no future alternative uses existed.

*Power Amplifier:* Power amplifiers are designed and manufactured for use in different types of wireless handsets. The main performance attributes of these amplifiers are efficiency, power output, operating voltage and distortion. Current research and development is focused on expanding the offering to all types of wireless standards, improving performance by process and circuit improvements and offering a higher level of integration.

*Control Products:* Control products consist of switches and switch filters that are used in wireless applications for signal routing. Most applications are in the handset market enabling multi-mode, multi-band handsets. Current research and development is focused on performance improvement and cost reduction by reducing chip size and increasing functionality.

*Broadband:* The products in this grouping consist of radio frequency (RF) and millimeter wave semiconductors and components designed and manufactured specifically to address the needs of high-speed, wireline and wireless network access. Current and long-term research and development is focused on performance enhancement of speed and bandwidth as well as cost reduction and integration.

*Silicon Diode:* These products use silicon processes to fabricate diodes for use in a variety of RF and wireless applications. Current research and development is focused on reducing the size of the device, improving performance and reducing cost.

*Ceramics:* The ceramics segment was involved in projects that relate to the design and manufacture of ceramic-based components such as resonators and filters for the wireless infrastructure market. Current research and development is focused on performance enhancements through improved formulations and electronic designs.

The material risks associated with the successful completion of the in-process technology were associated with our ability to successfully finish the creation of viable prototypes and successful design of the chips, masks and manufacturing processes required. We expected to benefit from the in-process projects as the individual products that contained the in-process technology were put into production and sold to end-users.

The release dates for each of the products within the product families were varied. The fair value of the IPR&D was determined using the income approach. Under the income approach, the fair value reflected the present value of the projected cash flows that were expected to be generated by the products incorporating the IPR&D, if successful. The projected cash flows were discounted to approximate fair value. The discount rate applicable to the cash flows of each project reflected the stage of completion and other risks inherent in each project. The weighted average discount rate used in the valuation of IPR&D was 30 percent. As of September 30, 2003, the Company had either completed or abandoned each of these projects. The completed IPR&D projects commenced generating cash flows in fiscal 2003. Due to the nature of these projects and the related technology, the revenue streams derived from these projects cannot be separately identified.

## Note 4. Inventory

Inventories consist of the following (in thousands):

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Raw materials | $ 8,475 | $13,496 |
| Work-in-process | 35,797 | 27,764 |
| Finished goods | 13,896 | 14,383 |
| | $58,168 | $55,643 |

The assessment of the recoverability of inventories, and the amounts of any write-downs, is based on currently available information and assumptions about future demand and the market conditions. Demand for products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Some or all of the inventories which have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories which have been written-down and are identified as obsolete are generally scrapped.

## Note 5. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Land | $ 9,423 | $ 11,578 |
| Land and leasehold improvements | 3,410 | 6,583 |
| Buildings | 58,340 | 60,386 |
| Machinery and equipment | 249,124 | 250,500 |
| Construction in progress | 33,739 | 17,162 |
| | 354,035 | 346,209 |
| Accumulated depreciation and amortization | (232,480) | (202,436) |
| | $ 121,556 | $ 143,773 |

## Note 6. Goodwill and Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangibles," on October 1, 2002 and performed a transitional impairment test for goodwill. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. As part of the first step, the Company determined that it has one reporting unit for purposes of performing the fair-value based test of goodwill. This reporting unit is consistent with its single operating segment, which management determined is appropriate under the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company completed step one and determined that its goodwill and unamortized intangible assets were impaired. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company completed step two and determined that the carrying amount of its goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle in fiscal 2003. The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company completed its annual goodwill impairment test for fiscal 2003 and determined that as of July 1, 2003, its goodwill was not further impaired.

Goodwill and intangible assets consist of the following (in thousands):

| | Weighted Average Amortization Period (Years) | September 30, 2003 | | | September 30, 2002 | | |
|---|---|---|---|---|---|---|---|
| | | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Goodwill | | $505,514 | $ — | $505,514 | $905,219 | $ — | $905,219 |
| Amortized intangible assets: | | | | | | | |
| Developed technology | 10 | 10,550 | (2,806) | 7,744 | 21,260 | (576) | 20,684 |
| Customer relationships | 10 | 12,700 | (1,598) | 11,102 | 12,700 | (328) | 12,372 |
| Other | 3 | 122 | (56) | 66 | 122 | (11) | 111 |
| | 10 | 23,372 | (4,460) | 18,912 | 34,082 | (915) | 33,167 |
| Unamortized intangible assets: | | | | | | | |
| Trademarks | | 3,269 | — | 3,269 | 2,300 | — | 2,300 |
| | | $532,155 | $(4,460) | $527,695 | $941,601 | $(915) | $940,686 |

Annual amortization expense related to intangible assets are as follows (in thousands):

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Amortization expense | $3,545 | $12,687 | $15,267 |

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

| | Goodwill | Developed Technology | Customer Relationships | Trademarks | Other | Total |
|---|---|---|---|---|---|---|
| Balance as of September 30, 2001 | $ 71,412 | $ 5,995 | $ — | $ — | $ 793 | $ 78,200 |
| Additions (deductions) during year | 905,219 | 21,260 | 12,700 | 2,300 | 122 | 941,601 |
| Impairment losses | (71,412) | (5,995) | — | — | (793) | (78,200) |
| Balance as of September 30, 2002 | 905,219 | 21,260 | 12,700 | 2,300 | 122 | 941,601 |
| Additions (deductions) during year | (2,566) | — | — | 969 | — | (1,597) |
| Transitional impairment loss | (397,139) | — | — | — | — | (397,139) |
| Impairment losses | — | (10,710) | — | — | — | (10,710) |
| Balance as of September 30, 2003 | $ 505,514 | $ 10,550 | $12,700 | $3,269 | $ 122 | $ 532,155 |

The additions (deductions) in fiscal 2003 primarily reflect income tax refunds and gains on the sale of acquired assets related to Alpha and the acquisition of a trademark. Impairment losses in fiscal 2003 represent the write-down of assets related to the Company's infrastructure business and are included in special charges in the accompanying consolidated statements of operations.

The additions (deductions) in fiscal 2002 reflect the results of the purchase price allocation of Alpha in the Merger. Impairment losses in fiscal 2002 represent the write-down of all goodwill and other intangible assets associated with the Company's acquisition of the Philsar Bluetooth business and are included in special charges in the accompanying consolidated statements of operations.

In accordance with SFAS No. 142, the following table provides net loss and related per share amounts for fiscal 2002 and 2001, as reported and adjusted as if the Company had ceased amortizing goodwill effective October 1, 2000.

| | Years Ended September 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands, except per share amounts) | |
| Reported net loss | $(236,064) | $(318,924) |
| Goodwill amortization, net of tax | 10,699 | 13,909 |
| Adjusted net loss | $(225,365) | $(305,015) |
| Per share information(1): | | |
| Basic and diluted: | | |
| Reported net loss | $ (1.72) | |
| Goodwill amortization, net of tax | 0.08 | |
| Adjusted net loss | $ (1.64) | |

(1) See Note 2 to the consolidated financial statements

Annual amortization expense related to intangible assets is expected to be as follows (in thousands):

| | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| Amortization expense | $2,285 | $2,161 | $2,144 | $2,144 | $2,144 |

## Note 7. Other Current Liabilities

Other current liabilities consist of the following (in thousands):

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Product warranty accrual | $ 6,131 | $13,372 |
| Accrued merger expenses | 452 | 42,764 |
| Other | 21,220 | 28,427 |
| | $27,803 | $84,563 |

## Note 8. Borrowing Arrangements

### *Long-term Debt*

Long-term debt consists of the following (in thousands):

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Junior notes | $230,000 | $ — |
| Senior notes | 45,000 | — |
| Conexant Mexicali note | — | 150,000 |
| Conexant revolving credit line used | — | 30,000 |
| CDBG Grant | 29 | 168 |
| | 275,029 | 180,168 |
| Less — current maturities | 29 | 129 |
| | $275,000 | $180,039 |

Junior notes represent the Company's 4.75 percent convertible subordinated notes due 2007. These Junior notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The Company may redeem the Junior notes at any time after November 20, 2005. The redemption price of the Junior notes during the period between November 20, 2005 through November 14, 2006 will be $1,011.875 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, and the redemption price of the notes beginning on November 15, 2006 and thereafter will be $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Holders may require the Company to repurchase the Junior notes upon a change in control of the Company. The Company will pay interest in cash semi-annually in arrears on May 15 and November 15 of each year.

Senior notes represent the Company's 15 percent convertible senior subordinated notes due June 30, 2005, which were issued as part of the Company's debt refinancing with Conexant completed on November 13, 2002. These Senior notes can be converted into the Company's common stock at a conversion rate based on the applicable conversion price, which is subject to adjustment based on, among other things, the market price of the Company's common stock. Based on this adjustable conversion price, the Company expects that the maximum number of shares that could be issued under the Senior notes is approximately 7.1 million shares, subject to adjustment for stock splits and other similar dilutive occurrences. If the holder(s) of these Senior notes converted the notes at a price that is less than the original conversion price ($7.87) as the result of a decrease in the market price of the Company's stock, the Company would be required to record a charge to interest expense in the period of conversion. At maturity (including upon certain acceleration events), the Company will pay the principal amount of the Senior notes by issuing a number of shares of common stock equal to the principal amount of the Senior notes then due and payable divided by the applicable conversion price in effect on such date, together with cash in lieu of any fractional shares. The Company may redeem the Senior notes at any time after May 12, 2004 at $1,030 per $1,000 principal amount of Senior notes to be redeemed, plus accrued and unpaid interest. The holder(s) may require the Company to repurchase the Senior notes upon a change in control of the Company. The Company pays interest in cash on the Senior notes on the last business day of each March, June, September and December of each year. Interest on the Senior notes is not deductible for tax purposes because of the conversion feature.

The Company has a ten-year $960,000 loan from the State of Maryland under the Community Development Block Grant ("CDBG") program. Quarterly payments are due through December 2003 and represent principal plus interest at 5 percent of the unamortized balance.

Aggregate annual maturities of long-term debt are as follows (in thousands):

| Fiscal Year | |
|---|---|
| 2004 | $ 29 |
| 2005 | 45,000 |
| 2006 | — |
| 2007 | — |
| 2008 | 230,000 |
| | $275,029 |

### *Short-term Debt*

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, National Association providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. As of September 30, 2003, Skyworks USA had borrowed $41.7 million under this agreement.

## Note 9. Income Taxes

Income (loss) before income taxes and cumulative effect of change in accounting principle consists of the following components (in thousands):

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| United States | $(59,379) | $(151,214) | $(323,642) |
| Foreign | 5,754 | (104,439) | 6,337 |
| | $(53,625) | $(255,653) | $(317,305) |

The provision for income taxes from continuing operations consists of the following (in thousands):

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Current tax expense: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | — |
| Foreign | 1,414 | 3,506 | 1,619 |
| | 1,414 | 3,506 | 1,619 |
| Deferred tax expense (benefit): | | | |
| Federal | — | — | — |
| State | — | — | — |
| Foreign | (762) | (23,095) | — |
| | (762) | (23,095) | — |
| Net income tax expense (benefit) | $ 652 | $(19,589) | $1,619 |

The actual income tax expense (benefit) reported from operations are different than those which would have been computed by applying the federal statutory tax rate to income (loss) before income tax expense (benefit). A reconciliation of income tax expense (benefit) as computed at the U.S. Federal statutory income tax rate to the provision for income tax expense (benefit) as follows (in thousands):

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Tax (benefit) expense at U.S. statutory rate | $(18,769) | $(89,479) | $(111,057) |
| Foreign tax rate difference | (1,362) | 3,529 | (599) |
| Nondeductible amortization of intangible assets | — | 16,151 | 5,099 |
| Nondeductible in-process research and development | — | 22,925 | — |
| Nondeductible interest expense | 2,113 | — | — |
| Pre-distribution loss not available to Skyworks | — | 21,968 | — |
| Research and development credits | (5,369) | (711) | (4,921) |
| State income taxes, net of federal benefit | — | — | (11,672) |
| Change in valuation allowance | 25,168 | 5,947 | 123,466 |
| Other, net | (1,129) | 81 | 1,303 |
| | $ 652 | $(19,589) | $ 1,619 |

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Current: | | |
| Inventories | $ 11,878 | $14,352 |
| Deferred revenue | — | 258 |
| Accrued compensation and benefits | 1,907 | 1,914 |
| Product returns, allowances and warranty | 4,259 | 8,097 |
| Restructuring | 1,295 | 5,475 |
| Deferred state taxes | — | — |
| Other — net | 1,494 | 523 |
| Current deferred income taxes | 20,833 | 30,619 |
| Long-term: | | |
| Property, plant and equipment | 46,356 | 51,321 |
| Intangible assets | 8,837 | (13,029) |
| Retirement benefits and deferred compensation | 1,172 | 931 |
| Net operating loss carryforwards | 61,049 | 27,003 |
| Federal tax credits | 7,798 | 3,904 |
| State investment credits | 5,541 | 2,672 |
| Restructuring | 2,978 | 2,688 |
| Other — net | 855 | (416) |
| Long-term deferred income taxes | 134,586 | 75,074 |
| Total deferred income taxes | 155,419 | 105,693 |
| Valuation allowance | (131,975) | (83,206) |
| Net deferred tax assets | $ 23,444 | $22,487 |

Based upon a history of significant operating losses, management has determined that it is more likely than not that historic and current year income tax benefits will not be realized except for certain future deductions associated with the Mexicali Operations in the post-Merger period. Consequently, no United States income tax benefit has been recognized relating to the U.S. operating losses. As of September 30, 2003, the Company has established a valuation allowance against all of its net U.S. deferred tax assets. The net change in the valuation allowance of $48.8 million is principally due to the generation of additional tax attributes, i.e. federal and state net operating loss and credit carryovers, and other intangibles associated with the Mexicali transaction. The future realization of certain deferred assets will be applied to reduce the carrying value of goodwill. The portion of the valuation allowance for these deferred tax assets for which subsequently recognized tax benefits will be applied to reduce goodwill related to the purchase consideration of the Merger with Alpha is approximately $44 million. Deferred tax assets have been recognized for foreign operations when management believes they will be recovered during the carry-forward period. The Company does not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized. In 2002, the Company recorded a tax benefit of approximately $23 million related to the impairment of its Mexicali assets. A valuation allowance has not been established because the Company believes that the related deferred tax asset will be recovered during the carryforward period.

As of September 30, 2003, the Company has U.S. federal net operating loss carryforwards of approximately $164.5 million which will expire at various dates through 2023 and aggregate state net operating loss carryforwards of approximately $59.5 million which will expire at various dates through 2008. The Company also has U.S. federal and state income tax credit carryforwards of approximately $12.4 million. The U.S. federal tax credits expire at various dates through 2023. The use of the pre-Merger net operating loss and tax credit carryovers from Alpha will be limited due to statutory tax restrictions resulting from the Merger and related change in ownership. The annual limit on the utilization of pre-merger net operating losses has been estimated at $14 million. Pre-Merger credits would also be subject to the tax equivalent of the annual net operating loss limitation.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $3.8 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

As part of the spin-off and the Merger, Washington, Conexant and Alpha entered into a tax allocation agreement which provides, among other things, for the allocation between Conexant and the combined company of certain tax liabilities relating to the Washington Business. In general, Conexant assumed and is responsible for tax liabilities of the Washington Business and Washington for periods prior to the Merger and the combined company has assumed and is responsible for tax liabilities of the Washington Business for periods after the Merger. Subsequent to the execution of the tax allocation agreement, and in connection with the refinancing agreement and amended financing agreement with Conexant, we entered into a letter agreement on November 6, 2002 with Conexant that amends the tax allocation agreement to limit our indemnification obligations under the tax allocation agreement to a reduced set of circumstances that could trigger such indemnification. However, the tax allocation agreement continues to provide that we will be responsible for various other tax obligations and for compliance with various representations and covenants made under the tax allocation agreement.

### Note 10. Stockholders' Equity

Prior to the Merger with Alpha, Conexant's wireless business had no separate capitalization. The following information represents the Company's capital structure following the Merger.

#### *Common Stock*

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's board of directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's board of directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

On August 11, 2003 the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") with respect to the issuance of up to $250 million aggregate principal amount of securities, including debt securities, common or preferred shares, warrants or any combination thereof. This registration statement, which the SEC declared effective on August 28, 2003, provides the Company with greater flexibility and access to capital. On September 9, 2003 the Company issued 9.2 million shares of common stock under its shelf registration statement. The Company may from time to time issue securities under the remaining balance of the shelf registration statement for general corporate purposes.

At September 30, 2003, the Company had 148,604,137 shares of common stock issued and outstanding.

### *Preferred Stock*

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's board of directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock.

At September 30, 2003, the Company had no shares of preferred stock issued or outstanding.

### *Stock Options*

The Company has stock option plans under which employees may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over four years and expire ten years after the grant date. As of September 30, 2003, a total of 24.1 million shares are authorized for grant under the Company's long-term incentive plans. The number of common shares reserved for granting of future awards was 14.2 million at September 30, 2003.

Pursuant to an exchange offer dated June 16, 2003 (the "Exchange Offer"), the Company offered a stock option exchange program to its employees, other than its executive officers under Section 16 of the Securities Exchange Act of 1934, as amended, giving them the right to tender outstanding stock options with an exercise price of $13.00 per share or more in exchange for new options to be issued six months and one day after the close of the Exchange Offer. On July 3, 2003, the expiration date of the Company's Exchange Offer, the Company accepted for exchange from eligible employees options to purchase an aggregate of 5,328,085 shares of the Company's common stock. These stock options were cancelled as of that date. Pursuant to the Exchange Offer, a ratio was applied to the options accepted for exchange from eligible employees and the Company expects that it will issue, on January 5, 2004, new options to purchase approximately 3,428,881 shares of the Company's common stock with an exercise price at fair market value in exchange for the options cancelled in connection with the offer. These new options will vest ratably over an eighteen-month period. The Exchange Offer qualifies for fixed accounting and thus the Company does not expect to recognize compensation expense in connection with the grant of the replacement options pursuant to the Exchange Offer.

In connection with Conexant's spin-off of Washington, options to purchase shares of Conexant common stock were adjusted so that immediately following the spin-off, option holders held options to purchase shares of Conexant common stock and options to purchase Washington common stock. In connection with the Merger, those options to purchase shares of Washington common stock were converted into options to purchase the Company's common stock, par value $0.25 per share. The terms of options to purchase the Company's common stock will be governed by the Washington Sub, Inc. 2002 Stock Option Plan, which was assumed by Skyworks in the Merger and which provides that such options will generally have the same terms and conditions applicable to the original Conexant options. These options are included in the following schedules and options related to non-employees are disclosed separately below.

A summary of stock option transactions follows (shares in thousands):

| | Shares | Weighted Average Exercise Price of Shares Under Plan |
|---|---|---|
| Balance outstanding prior to the close of the Merger | — | $ — |
| Recapitalization as a result of the Merger: | | |
| Alpha options assumed | 8,277 | 18.97 |
| Conexant options assumed | 23,188 | 20.80 |
| Balance outstanding at June 25, 2002 | 31,465 | $20.32 |
| Granted | 998 | 4.69 |
| Exercised | (20) | 2.08 |
| Cancelled | (1,111) | 23.35 |
| Balance outstanding at September 30, 2002 | 31,332 | $19.73 |
| Granted | 6,372 | 5.06 |
| Exercised | (496) | 6.37 |
| Accepted for exchange | (5,328) | 23.38 |
| Cancelled | (6,117) | 20.21 |
| Balance outstanding at September 30, 2003 | 25,763 | $15.44 |

Options exercisable at the end of each fiscal year (shares in thousands):

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| 2003 | 15,141 | $19.03 |
| 2002 | 16,080 | $19.86 |

The following table summarizes information concerning currently outstanding and exercisable options as of September 30, 2003 (shares in thousands):

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Outstanding Option Price | Options Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $0.00-$9.99 | 8,731 | 8.2 | $ 5.44 | 1,636 | $ 5.74 |
| $10.00-$19.99 | 8,659 | 5.2 | $15.82 | 7,184 | $16.03 |
| $20.00-$29.99 | 6,841 | 6.7 | $21.97 | 5,012 | $21.87 |
| $30.00-$39.99 | 1,224 | 4.7 | $37.57 | 1,073 | $38.04 |
| $40.00-$59.99 | 231 | 6.0 | $45.76 | 174 | $45.80 |
| $60.00-$210.35 | 77 | 4.2 | $82.98 | 62 | $83.05 |
| | 25,763 | 6.6 | $15.44 | 15,141 | $19.03 |

*Stock Option Distribution*

The following table summarizes information concerning currently outstanding options as of September 30, 2003 (shares in thousands):

| | Number Outstanding | % of Total Common Stock Outstanding |
|---|---|---|
| Stock options held by non-employees (excluding directors) | 14,352 | 9.7% |
| Stock options held by employees and directors | 11,411 | 7.7% |
| | 25,763 | 17.4% |

As of September 30, 2003, the Company's ratio of options outstanding as a percentage of total common stock outstanding ("overhang") was 17.4%. The overhang attributable to options held by non-employees (other than its non-employee directors) was 9.7% and the overhang attributable to employees and directors was 7.7%.

In connection with the Merger, as of September 30, 2003 and 2002 non-employees, excluding directors, held 14,351,737 and 18,184,701 options at a weighted average price of $16.76 and $20.49, respectively. Effective June 25, 2002, in connection with the Merger each Conexant option holder, other than holders of options granted to employees of Conexant's former Mindspeed Technologies segment on March 30, 2001 and options held by persons in certain foreign locations, received an option to purchase an equal number of shares of common stock of the Washington subsidiary. In the Merger, each outstanding Washington option was converted into an option to purchase Skyworks common stock. The conversion of Washington options into Skyworks' options was done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the conversion was the same, (2) the ratio of the exercise price per option to the market value per option was not reduced, and (3) the vesting provisions and options period of the Skyworks' options were the same as the original vesting terms and option period of the corresponding Washington options. As a result, there are a large number of options held by persons other than Skyworks' employees and directors. More specifically, non-employees hold a greater number of options to purchase Skyworks' common stock than do Skyworks' employees.

*Restricted Stock Awards*

The Company's long-term incentive plans provide for awards of restricted shares of common stock and other stock-based incentive awards to officers and other employees and certain non-employees. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within two years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The fair value of restricted stock awards is charged to expense over the vesting period. There were no restricted stock grants during fiscal years 2003 and 2002.

*Stock Option Plans for Directors*

The Company has three stock option plans for non-employee directors — the 1994 Non-Qualified Stock Option Plan, the 1997 Non-Qualified Stock Option Plan and the Directors' 2001 Stock Option Plan. Under the three plans, a total of 826,000 shares have been authorized for option grants. The three plans have substantially similar terms and conditions and are structured to provide options to non-employee directors as follows: a new director receives a total of 45,000 options upon becoming a member of the Board; and continuing directors receive 15,000 options after each Annual Meeting of Shareholders. Under these plans, the option price is the fair market value at the time the option is granted. Beginning in fiscal 2001, all options granted become exercisable 25% per year beginning one year from the date of grant. Options granted prior to fiscal 2001 become exercisable at a rate of 20% per year beginning one year from the date of grant. During fiscal 2003, 114,000 options were granted under these plans at a weighted average price of $6.66. At

September 30, 2003, a total of 627,000 options, net of cancellations, at a weighted average price of $13.84 have been granted under these three plans and 301,500 shares were exercisable at a weighted average price of $19.45. During fiscal 2003 and 2002, no options were exercised under these plans. Non-employee directors of the Company are also eligible to receive option grants under the Company's 1996 Long-Term Incentive Plan.

*Employee Stock Purchase Plan*

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period. The plans provide for purchases by employees of up to an aggregate of 1,880,000 shares through December 31, 2012. Shares of 704,921 and 65,668 were purchased under these plans in fiscal 2003 and 2002, respectively.

*Stock Warrants*

In connection with the Merger, the Company issued to Jazz Semiconductor, Inc. ("Jazz Semiconductor") a warrant to purchase 1,017,900 shares of Skyworks common stock at a price of $24.02 per share. This warrant became exercisable in increments of 25% as of June 25, 2002, March 11, 2003, September 11, 2003 and March 11, 2004. The Company applied the Black-Scholes model to determine the fair value estimate and approximately $0.8 million and $0.2 million was included in amortization of intangible assets related to this item in fiscal 2003 and 2002, respectively. The warrant expires on January 20, 2005.

**Note 11. Employee Benefit Plan**

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old are eligible to receive a Company contribution. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company contributes a match of 100% of the first 4% of an employee's annual salary. For fiscal years 2003 and 2002, the Company contributed 560,516 and 128,836 shares, respectively, of the Company's common stock valued at $4.2 million and $0.6 million, respectively, to fund the Company's obligation under the 401(k) plan.

Conexant sponsored various benefit plans for its eligible employees, including a 401(k) retirement savings plan, a retirement medical plan and a pension plan. Expenses allocated from Conexant under these employee benefit plans for Washington/Mexicali participants prior to the Merger were $1.0 million and $1.3 million for fiscal years 2002 and 2001, respectively.

**Note 12. Pensions and Other Retiree Benefits**

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately twenty Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees.

The components of defined benefit expense for fiscal 2003 are as follows (in thousands):

| | Pension Benefits | Retiree Medical Benefits |
|---|---|---|
| Service cost-benefits earned | $ — | $ — |
| Interest cost on benefit obligation | 175 | 70 |
| Estimated return on assets | (59) | — |
| Net amortization | 3 | 50 |
| Net periodic benefit cost | $119 | $120 |

The funded status of the Company's principal defined benefit and retiree medical benefit plans and the amounts recognized in the balance sheet for fiscal 2003 are as follows (in thousands):

| | Pension Benefits | Retiree Medical Benefits |
|---|---|---|
| Change in benefit obligation: | | |
| Balance at beginning of year | $ 2,652 | $ 1,014 |
| Benefit payments | (256) | (38) |
| Service and interest costs | 175 | 70 |
| Actuarial (gains) losses | 323 | — |
| Balance at end of year | $ 2,894 | $ 1,046 |
| Change in fair value of plan assets: | | |
| Balance at beginning of year | $ 1,419 | $ — |
| Actual return on plan assets | 77 | — |
| Employer contribution | 579 | — |
| Benefit payments | (256) | — |
| Balance at end of year | $ 1,819 | $ — |
| Benefit obligations in excess of plan assets | $(1,075) | $(1,046) |
| Unrecognized net actuarial loss | 632 | — |
| Net accrued benefit cost | $ (443) | $(1,046) |

The assumptions used in determining retirement benefit obligations for fiscal 2003 are as follows:

| | Pension Benefits | Retiree Medical Benefits |
|---|---|---|
| Discount rate | 6% | 7% |
| Long-term rate of return on assets | 4% | N/A |

An increase in the health care cost trend rate by 1% would increase the accumulated retirement medical obligation by $0.1 million at September 30, 2003 and would not affect retirement medical expense. Consequently, a decrease in the health care cost trend rate by 1% would decrease the accumulated retirement medical obligation by $0.1 million at September 30, 2003 and would not affect retirement medical expense.

### Note 13. Commitments

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $10.4 million, $7.1 million and $4.9 million in fiscal 2003, 2002 2001, respectively. Purchase options may be exercised, at fair market value, at various times for some of these leases. Future minimum payments under these noncancelable leases are as follows (in thousands):

| Fiscal Year | |
|---|---|
| 2004 | $ 7,328 |
| 2005 | 6,051 |
| 2006 | 4,906 |
| 2007 | 4,465 |
| 2008 | 4,348 |
| Thereafter | 7,034 |
| | $34,132 |

Under supply agreements entered into with Conexant and subsequently with Jazz Semiconductor the Company receives wafer fabrication, wafer probe and certain other services from Jazz Semiconductor's Newport Beach, California foundry.

Pursuant to the terms of these agreements, the Company is committed to obtaining certain minimum wafer volumes from Jazz Semiconductor. The Company's expected minimum purchase obligations under these supply agreements will be approximately $39 million and $13 million in fiscal 2004 and 2005, respectively. The Company originally estimated its obligation under this agreement would result in excess costs of approximately $12.9 million when recorded as a liability and charged to cost of sales in the third quarter of fiscal 2002. During the fourth quarter of fiscal 2002, the Company reevaluated this obligation and reduced its liability and cost of sales by approximately $8.1 million in the quarter. During the first quarter of fiscal 2003, the Company reevaluated the remaining $4.8 million obligation related to Jazz Semiconductor and reduced its liability and cost of sales by approximately $4.8 million in the quarter. The Company currently anticipates meeting each of the annual minimum purchase obligations under these supply agreements.

### Note 14. Contingencies

From time to time various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against Skyworks, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters. In addition, in connection with the Merger, Skyworks has assumed responsibility for all then current and future litigation (including environmental and intellectual property proceedings) against Conexant or its subsidiaries in respect of the operations of Conexant's wireless business. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to Skyworks. Intellectual property disputes often have a risk of injunctive relief which, if imposed against Skyworks, could materially and adversely affect the financial condition or results of operations of Skyworks.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their technology. At the present time, the Company is in discussions with Qualcomm Incorporated ("Qualcomm") regarding claims that both the Company and Qualcomm filed and first served against each other on December 4, 2003 asserting violations of certain of each company's respective intellectual property rights. The purpose of these discussions is to arrive at a business resolution that avoids protracted litigation for both parties. The Company believes Qualcomm's claims are without merit and if the Company is not successful resolving this matter outside of litigation, it is prepared to vigorously defend against Qualcomm's claims and fully prosecute its claims against them.

### Note 15. Guarantees

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Merger, the Company assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against Conexant or its subsidiaries to the extent related to the operations or assets of the wireless business of Conexant. The Company may also be responsible for certain federal income tax liabilities that relate to Washington/Mexicali's spin-off from Conexant under the Tax Allocation Agreement, dated as of June 25, 2002, between the Company and Conexant, which provides that the Company will be responsible for certain taxes imposed on Conexant or its shareholders. The Company's obligations under the tax allocation agreement have been limited by a letter dated November 6, 2002 entered into in connection with the debt refinancing with Conexant.

In connection with the sales of its products, the Company provides certain intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

### Note 16. Special Charges

*Asset Impairments*

During the fourth quarter of fiscal 2003, the Company recorded a $26.0 million charge for the impairment of assets related to certain infrastructure products manufactured in its Woburn, Massachusetts and Adamstown, Maryland facilities. The Woburn facility primarily manufactures semiconductor products based on both silicon wafer technology and gallium arsenide technology. The Company's Adamstown, Maryland facility primarily manufactures ceramics components. The Company experienced a significant decline in factory utilization resulting from a downturn in the market for products manufactured at these two facilities and a decision to discontinue certain products. The impairment charge was based on a recoverability analysis prepared by management based on these factors and the related impact on its current and projected outlook. The Company projected lower revenues and new order volume for these products and management believed these factors indicated that the carrying value of the related assets (machinery, equipment and intangible assets) may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products over a five-year period. Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 16%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets. The anticipated pre-tax cost savings related to these impairment charges is expected to be $17.4 million over the next five years (fiscal 2004 through fiscal 2008) and $8.6 million over the subsequent fifteen years (fiscal 2009 through 2023).

In addition, during the fourth quarter of fiscal 2003 the Company recorded a $2.3 million charge for the impairment of its Haverhill, Massachusetts property currently being held for sale. In fiscal 2003, the Company relocated its operations from this facility to its Woburn, Massachusetts facility. The Company is actively marketing the property located in Haverhill, Massachusetts.

During fiscal 2002, the Company recorded a $66.0 million charge for the impairment of the assembly and test machinery and equipment and related facility in Mexicali, Mexico. The impairment charge was based on a recoverability analysis prepared by management as a result of a significant downturn in the market for test and assembly services for non-wireless products and the related impact on the Company's current and projected outlook.

The Company experienced a severe decline in factory utilization at its Mexicali facility for non-wireless products and projected decreasing revenues and new order volume. Management believed these factors indicated that the carrying value of the assembly and test machinery and equipment and related facility may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from the manufacturing activities at the Mexicali facility over a ten-year period. The estimated future cash flows were based on a gradual phase-out of services sold to Conexant and modest volume increases consistent with management's view of the outlook for the business, partially offset by declining average selling prices. The declines in average selling prices were consistent with historical trends and management's decision to reduce capital expenditures for future capacity expansion. Since the estimated undiscounted cash flows were less than the carrying value (approximately $100 million based on historical cost) of the related assets, it was concluded that an impairment loss should be recognized. The impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 24%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets.

During fiscal 2002, the Company recorded a $45.8 million charge for the write-off of goodwill and other intangible assets associated with its acquisition of Philsar Semiconductor Inc. ("Philsar") in fiscal 2000. Philsar was a developer of radio frequency semiconductor solutions for personal wireless connectivity, including emerging standards such as Bluetooth, and radio frequency components for third-generation digital cellular handsets. Management determined that the Company would not support the technology associated with the Philsar Bluetooth business. Accordingly, this product line was discontinued and the employees associated with the product line were either severed or relocated to other operations. As a result of the actions taken, management determined that the remaining goodwill and other intangible assets associated with the Philsar acquisition were impaired.

During the third quarter of fiscal 2001, the Company recorded an $86.2 million charge for the impairment of the manufacturing facility and related wafer fabrication machinery and equipment at the Company's Newbury Park, California facility. This impairment charge was based on a recoverability analysis prepared by management as a result of the dramatic downturn in the market for wireless communications products and the related impact on the then-current and projected business outlook of the Company. Through the third quarter of fiscal 2001, the Company experienced a severe decline in factory utilization at the Newbury Park wafer fabrication facility and decreasing revenues, backlog, and new order volume. Management believed these factors, together with its decision to significantly reduce future capital expenditures for advanced process technologies and capacity beyond the then-current levels, indicated that the value of the Newbury Park facility may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from the manufacturing activities at the Newbury Park facility over a ten-year period. The estimated future cash flows were based on modest volume increases consistent with management's view of the outlook for the industry, partially offset by declining average selling prices. The declines in average selling prices were consistent with historical trends and management's decision to focus on existing products based on the current technology. Since the estimated undiscounted cash flows were less than the carrying value (approximately $106 million based on historical cost) of the related assets, it was concluded that an impairment loss should be recognized. The impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 30%, which management believed was commensurate with the underlying risks associated with the projected cash flows. The Company believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

*Restructuring Charges*

During the second and fourth quarters of fiscal 2003, the Company recorded $3.3 million and $2.9 million, respectively, in restructuring charges to provide for workforce reductions and the consolidation of facilities. The charges were based upon estimates of the cost of severance benefits for affected employees and lease cancellation, facility sales, and other costs related to the consolidation of facilities. Substantially all amounts accrued for these actions are expected to be paid within one year.

During fiscal 2002, the Company implemented a number of cost reduction initiatives to more closely align its cost structure with the then-current business environment. The Company recorded restructuring charges of approximately $3.0 million for costs related to the workforce reduction and the consolidation of certain facilities. Substantially all amounts accrued for these actions have been paid.

During fiscal 2001, Washington/Mexicali reduced its workforce by approximately 250 employees, including approximately 230 employees in manufacturing operations. Restructuring charges of $2.7 million were recorded for such actions and were based upon estimates of the cost of severance benefits for the affected employees. The Company has paid all amounts accrued for these actions.

Activity and liability balances related to the fiscal 2002 and fiscal 2003 restructuring actions are as follows (in thousands):

| | Fiscal 2002 Workforce Reductions | Fiscal 2002 Facility Closings and Other | Fiscal 2003 Workforce Reductions | Fiscal 2003 Facility Closings and Other | Total |
|---|---|---|---|---|---|
| Charged to costs and expenses | 2,923 | 97 | — | — | 3,020 |
| Cash payments | (2,225) | (13) | — | — | (2,238) |
| Restructuring balance, September 30, 2002 | 698 | 84 | — | — | 782 |
| Charged to costs and expenses | — | — | 4,819 | 1,405 | 6,224 |
| Cash payments | (698) | (47) | (3,510) | (1,236) | (5,491) |
| Restructuring balance, September 30, 2003 | $ — | $ 37 | $ 1,309 | $ 169 | $ 1,515 |

In addition, the Company assumed approximately $7.8 million of restructuring reserves from Alpha in connection with the Merger. During the fiscal years ended September 30, 2003 and 2002, payments related to the restructuring reserves assumed from Alpha were $4.7 million and $1.1 million, respectively. On September 30, 2003 this balance was $2.0 and primarily relates to payments on a lease that expires in 2008.

## Note 17. Segment Information and Concentrations

The Company follows SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments' profit or loss. Based on the guidance in SFAS No. 131, the Company has one operating segment for financial reporting purposes.

The Company operates in one business segment, which designs, develops, manufactures and markets proprietary semiconductor products and system solutions for manufacturers of wireless communication products.

### *Geographic Information*

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| United States | $ 87,691 | $ 72,185 | $ 63,948 |
| Other Americas | 69,559 | 4,615 | 5,455 |
| Total Americas | 157,250 | 76,800 | 69,403 |
| South Korea | 157,772 | 237,681 | 142,459 |
| Other Asia-Pacific | 218,817 | 114,974 | 23,898 |
| Total Asia-Pacific | 376,589 | 352,655 | 166,357 |
| Europe, Middle East and Africa | 83,950 | 28,314 | 24,691 |
| | $617,789 | $457,769 | $260,451 |

The Company's revenues by geography do not necessarily correlate to end handset demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas or within South Korea.

Long-lived assets by geographic area are as follows (in thousands):

| | September 30, | |
|---|---|---|
| | 2003 | 2002 |
| United States | $101,871 | $109,975 |
| Mexico | 21,223 | 30,427 |
| Other | 4,671 | 3,371 |
| | $127,765 | $143,773 |

### *Concentrations*

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade receivables are primarily derived from sales to manufacturers of communications and consumer products. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary. Samsung Electronics, Co. accounted for 18% and 27% of the Company's gross accounts receivable balances at September 30, 2003 and 2002, respectively.

The following customers accounted for 10% or more of net revenues:

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Samsung Electronics Co., | 15% | 35% | 44% |
| Motorola, Inc. | 11% | 11% | * |
| Conexant | * | * | 17% |
| Nokia Corporation | * | * | 12% |

* Represents less than 10% of net revenues

The foregoing percentages are based on sales representing Washington/Mexicali sales for fiscal 2001 and fiscal 2002 up to the time of the Merger, and sales of the combined company for the post-Merger period from June 26, 2002 through the end of the fiscal year and for fiscal 2003.

**Note 18. Quarterly Financial Data (Unaudited)**

| | First Quarter(1) | Second Quarter | Third Quarter | Fourth Quarter | Year |
|---|---|---|---|---|---|
| | (In thousands, except per share data) | | | | |
| **Fiscal 2003** | | | | | |
| Net revenues | $ 160,194 | $157,364 | $ 150,199 | $150,032 | $ 617,789 |
| Gross profit | 65,120 | 63,519 | 56,078 | 52,607 | 237,324 |
| Income (loss) before cumulative effect of change in accounting principle | 791 | (5,955) | (6,186) | (42,927) | (54,277) |
| Cumulative effect of change in accounting principle, net of tax | (397,139) | — | — | — | (397,139) |
| Net loss | (396,348) | (5,955) | (6,186) | (42,927) | (451,416) |
| Per share data(2) | | | | | |
| Income (loss) before cumulative effect of change in accounting principle, basic and diluted | 0.01 | (0.04) | (0.04) | (0.30) | (0.39) |
| Cumulative effect of change in accounting principle, net of tax, basic and diluted | (2.88) | — | — | — | (2.85) |
| Net loss, basic and diluted | (2.87) | (0.04) | (0.04) | (0.30) | (3.24) |
| **Fiscal 2002** | | | | | |
| Net revenues | $ 93,760 | $100,356 | $ 112,980 | $150,673 | $ 457,769 |
| Gross profit | 15,954 | 29,433 | 20,063 | 60,711 | 126,161 |
| Net loss | (34,297) | (18,339) | (181,945) | (1,483) | (236,064) |
| Per share data(2) | | | | | |
| Net loss, basic and diluted | — | — | (1.33) | (0.01) | (1.72) |

(1) The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002 and recorded a cumulative effect of a change in accounting principle of $397.1 million, which is reflected in the above table as of the beginning of fiscal 2003.

(2) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share. Prior to the Merger with Alpha Industries, Inc., Conexant's wireless business had no separate capitalization, therefore a calculation cannot be performed for weighted average shares outstanding to then calculate earnings per share.

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries (the "Company") as of September 30, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15 for the years ended September 30, 2003 and 2002. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skyworks Solutions, Inc. and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule for the years ended September 30, 2003 and 2002, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 6 to the consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

KPMG LLP
Boston, Massachusetts
November 12, 2003, except for the third paragraph of Note 14, as to which the date is December 4, 2003

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders' equity (formerly Conexant's net investment and comprehensive income), and cash flows of Skyworks Solutions, Inc. and subsidiaries (formerly the Washington Business and the Mexicali Operations of Conexant Systems, Inc.) for the year ended September 30, 2001. Our audit also included the financial statement schedule listed in the Index at Item 15 for the year ended September 30, 2001. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statements schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for Skyworks Solutions, Inc. and subsidiaries (formerly the Washington Business and the Mexicali Operations of Conexant Systems, Inc.) for the year ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2001 financial statement schedule when considered in relation to the basic 2001 financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP
Costa Mesa, California
February 14, 2002

## CORPORATE INFORMATION

### EXECUTIVE MANAGEMENT

David J. Aldrich
*President and*
*Chief Executive Officer*

Allan M. Kline
*Vice President and*
*Chief Financial Officer*

Mohy F. Abdelgany
*Vice President, RF Solutions*

Kevin D. Barber
*Senior Vice President and General Manager, RF Solutions*

Liam K. Griffin
*Vice President, Sales and Marketing*

George M. LeVan
*Vice President, Human Resources*

Karl E. Mentzel
*Vice President, Operations*

Nien-Tsu Shen
*Vice President, Quality*

Paul E. Vincent
*Vice President, Finance*

Gregory L. Waters
*Vice President and General Manager, Cellular Systems*

Daniel N. Yannuzzi
*Vice President and Assistant Secretary*

### CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

### BOARD OF DIRECTORS

Dwight W. Decker
*Chairman of the Board*
*Chairman and*
*Chief Executive Officer*
*Conexant Systems, Inc.*

David J. Aldrich
*President and*
*Chief Executive Officer*
*Skyworks Solutions, Inc.*

Donald R. Beall
*Chairman of the Board*
*Rockwell Collins, Inc.*

Kevin L. Beebe
*Group President*
*ALLTEL Corporation*

Moiz M. Beguwala
*Senior Vice President*
*Conexant Systems, Inc.*

Timothy R. Furey
*Chairman and*
*Chief Executive Officer*
*MarketBridge*

Balakrishnan S. Iyer
*Retired Senior Vice President and*
*Chief Financial Officer*
*Conexant Systems, Inc.*

Thomas C. Leonard
*Retired Chairman and*
*Chief Executive Officer*
*Alpha Industries, Inc.*

David J. McLachlan
*Consultant to Chairman and*
*Chief Executive Officer,*
*Retired Vice President and*
*Chief Financial Officer*
*Genzyme Corporation*

### TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (U.S. and Canada)
(212) 936-5100 (outside the U.S.)
www.amstock.com

Our transfer agent can help you with a variety of shareholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

### INVESTOR RELATIONS

You can contact the Skyworks Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92612
(949) 231-4700

You can also view this Annual Report along with other financial-related information and our public filings with the U.S. Securities and Exchange Commission at:
www.skyworksinc.com

### ANNUAL MEETING

The annual meeting of shareholders will be held on March 30, 2004 in Burlington, Massachusetts.

### COMMON STOCK

Skyworks' common stock is traded on The Nasdaq Stock Market© under the symbol SWKS.

### INDEPENDENT ACCOUNTANTS

KPMG LLP
Boston, Massachusetts

SKYWORKS™

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

AR2003

**SKYWORKS SOLUTIONS, INC.**

**RECONCILIATION TO GAAP**
**(unaudited)**
**(in millions)**

| Revenue | Supplemental Information | Less: Alpha(a) | Adjustments(b) | GAAP |
|---|---|---|---|---|
| Fiscal 2002 | $543 | 85 | — | $ 458 |

| Operating income (loss) | Supplemental Information | Less: Alpha(a) | Adjustments(b) | GAAP |
|---|---|---|---|---|
| Fiscal 2003 | $ 3 | — | (37) | $ (34) |
| Fiscal 2002 | (72) | (29) | (208) | (251) |

(a) The pro forma information assumes Alpha Industries, Inc. and Conexant Systems, Inc.'s wireless business had been combined from the beginning of fiscal 2002. The GAAP results reflect the application of reverse merger accounting principles which provide that the historical results of Conexant's wireless business be treated as the historical results of the combined entity. Therefore, the GAAP results reflect Conexant's wireless business only through June 25, 2002, the date the merger closed, and combined results for all periods thereafter.

(b) In fiscal 2003, these amounts consist of the recording of and changes in estimates of merger-related reserves and restructuring expenses of $7 million, write-down of assets related to the company's infrastructure business of $26 million, and amortization of intangible assets of $4 million.

In fiscal 2002, these amounts consist of the recording of and changes in estimates of merger-related reserves and restructuring expenses of $17 million, purchased in-process research and development of $66 million, write-downs of goodwill and manufacturing assets of $112 million, and amortization of intangible assets of $13 million.

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Alpha's independent accountant was KPMG LLP ("KPMG") and Washington/Mexicali's independent accountant was Deloitte & Touche LLP ("Deloitte & Touche"). KPMG has continued to serve as the Company's independent accountant after consummation of the Merger. Because the Merger is being accounted for as a reverse acquisition, the financial statements of Washington/Mexicali constitute the financial statements of the Company as of the consummation of the Merger. Therefore, upon the consummation of the Merger on June 25, 2002, there was a change in the independent accountant for the Company's financial statements from Deloitte & Touche to KPMG, and accordingly, Deloitte & Touche was dismissed as the Company's independent accountant.

The report of Deloitte & Touche on Washington/Mexicali's financial statements for the fiscal year ended September 30, 2001 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by the Board of Directors.

During Washington/Mexicali's fiscal year ended September 30, 2001 and through the subsequent interim period to June 25, 2002, Washington/Mexicali did not have any disagreement with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to Deloitte & Touche's satisfaction, would have caused Deloitte & Touche to make reference to the subject matter of the disagreement in connection with its report. During that time, there were no "reportable events" as set forth in Item 304(a)(1)(v)(A)-(D) of Regulation S-K ("Regulation S-K") adopted by the SEC.

KPMG (or its predecessors) has been Alpha's independent accountant since 1975 and Alpha has regularly consulted KPMG (or its predecessors) since that time. Washington/Mexicali, as the continuing reporting entity for accounting purposes, did not consult KPMG during Washington/Mexicali's fiscal year ended September 30, 2001 and through the interim period to June 25, 2002 regarding any of the matters specified in Item 304(a)(2) of Regulation S-K.

## MARKET FOR SKYWORKS' COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "SWKS". The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. The merger of the wireless business of Conexant with Alpha and the acquisition of the Mexicali Operations ("Washington/Mexicali") was completed on June 25, 2002. Market price range information for periods on and after June 26, 2002 reflects sale prices for the common stock of the combined company, and market price range information for all periods on and prior to June 25, 2002 reflects prices for the common stock of Alpha on the Nasdaq National Market under the symbol "AHAA". Washington/Mexicali was not publicly traded prior to the Merger. The number of stockholders of record of Skyworks' common stock as of November 28, 2003 was approximately 38,931.

| | High | Low |
|---|---|---|
| **Fiscal year ended October 3, 2003:** | | |
| First quarter | $12.73 | $ 4.00 |
| Second quarter | 9.57 | 5.96 |
| Third quarter | 8.10 | 4.94 |
| Fourth quarter | 12.28 | 6.52 |
| **Fiscal year ended September 27, 2002:** | | |
| First quarter | $31.84 | $15.64 |
| Second quarter | 24.24 | 14.05 |
| Third quarter, until June 25, 2002 | 17.54 | 5.22 |
| Third quarter, on and after June 26, 2002 | 6.00 | 4.71 |
| Fourth quarter | 6.00 | 2.89 |

Neither Skyworks nor its corporate predecessor, Alpha, have paid cash dividends on common stock since an Alpha dividend made in fiscal 1986, and Skyworks does not anticipate paying cash dividends in the foreseeable future. Our expectation is to retain all of our future earnings, if any, to finance future growth.